Exhibit 99.24

EXECUTION VERSION

Arrangement Agreement

ISOENERGY LTD.

- and -

ANFIELD ENERGY INC.

OCTOBER 1, 2024

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE NOR WILL IT BE DEEMED TO CREATE A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE, UNLESS AND UNTIL AGREED AND EXECUTED BY ALL PARTIES. ALL OF THE PROVISIONS IN THIS AGREEMENT REMAIN SUBJECT TO ONGOING DUE DILIGENCE INVESTIGATION.

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Currency	20
1.3	Interpretation Not Affected by Headings	20
1.4	Knowledge	21
1.5	Extended Meanings, Etc.	21
1.6	Date of any Action	21
1.7	Accounting Matters	21
1.8	Affiliates and Subsidiaries	21
1.9	Statutes	22
1.10	Consent	22
1.11	Schedules	22

ARTICLE 2
THE ARRANGEMENT

2.1	The Arrangement and Effective Date	22
2.2	Implementation Steps by the Company	23
2.3	Implementation Steps by the Purchaser	25
2.4	Interim Order	26
2.5	Company Circular	27
2.6	Purchaser Circular	29
2.7	Final Order	31
2.8	Court Proceedings	31
2.9	Dissenting Company Shareholders	32
2.10	List of Securityholders	32
2.11	Announcement and Shareholder Communications	32
2.12	Payment of Share Consideration	33
2.13	U.S. Securities Law Matters	33
2.14	Adjustment to Share Consideration Regarding Distributions	33
2.15	Withholding Taxes	34
2.16	Treatment of Company Options	34
2.17	Treatment of Company Warrants	35

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	35
3.2	Representations and Warranties of the Purchaser	67
3.3	Survival of Representations and Warranties	78

ARTICLE 4
COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business	79

- i -

4.2	Covenants of the Purchaser Regarding the Conduct of Business	85
4.3	Filings; Other Proceedings; Notifications	86
4.4	Access to Information	89
4.5	Covenants of the Company Regarding the Arrangement	90
4.6	Covenants of the Purchaser Regarding the Arrangement	91
4.7	Mutual Covenants of the Parties Regarding the Arrangement	92
4.8	Covenants Related to Regulatory Approvals	93
4.9	Employment Matters	95
4.10	Indemnification and Insurance	95
4.11	Pre-Acquisition Reorganization	96

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals	98
5.2	Purchaser Change in Recommendation	103
5.3	Termination Fee	103

ARTICLE 6
TERMINATION

6.1	Termination	106
6.2	Void upon Termination	108
6.3	Notice and Cure Provisions	108

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	109
7.2	Additional Conditions Precedent to the Obligations of the Company	110
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	111

ARTICLE 8
GENERAL

8.1	Notices	112
8.2	Assignment	113
8.3	Benefit of Agreement	114
8.4	Third Party Beneficiaries	114
8.5	Time of Essence	114
8.6	Governing Law; Attornment; Service of Process	114
8.7	Entire Agreement	114
8.8	Amendment	115
8.9	Waiver and Modifications	115
8.10	Severability	115
8.11	Mutual Interest	116
8.12	Further Assurances	116
8.13	Injunctive Relief	116
8.14	No Personal Liability	116
8.15	Counterparts	117

- ii -

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Form of Purchaser Resolution
Schedule D	-	[Redacted – commercially sensitive information]
Schedule E	-	[Redacted – commercially sensitive information]

- iii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of October 1, 2024

BETWEEN

ISOENERGY LTD.
a corporation existing under the laws of the Province
of Ontario (the “Purchaser”)

- and -

ANFIELD ENERGY INC.,
a corporation existing under the laws of the Province
of British Columbia (the “Company”).

WHEREAS the Purchaser proposes to acquire all of the outstanding securities of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Company Board (as defined herein) has, after consultation with its financial and legal advisors and after receipt of the Fairness Opinion (as defined herein) unanimously determined that the Arrangement is fair to the Company Shareholders (as defined herein) and that the Arrangement is in the best interests of the Company and the Company Board has unanimously resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Arrangement Resolution (as defined herein);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“2020 Debentures” means the convertible debentures issued by the Purchaser in August 2020 with a 8.5% coupon and a 5-year term, which are convertible into Purchaser Shares at a conversion price of $0.88 per Purchaser Share.

“2022 Debentures” means the convertible debentures issued by the Purchaser in December 2022 with a 10% coupon and a 5-year term, which are convertible into Purchaser Shares at a conversion price of $4.33 per Purchaser Share.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.1(c) hereof; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Company Board; (c) that does not permit the sharing of confidential information with potential co-bidders unless such co-bidders are subject to similar confidentiality obligations; and (d) that does not preclude or limit the ability of the Company to disclose information relating to such agreement to the Purchaser.

“Acquisition Agreement” has the meaning ascribed thereto in Section 5.1(e).

“Acquisition Proposal” means, whether or not in writing, any:

(a)	proposal with respect to: (i) any direct or indirect acquisition, purchase, sale or disposition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons acting jointly or in concert (or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of the Company or its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons (other than the Purchaser and its affiliates) of any assets of the Company and/or any interest in its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold any of the Company Material Properties or individually or in the aggregate contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record, or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions;

(b)	transactions or series of transactions that would have the same effect as those referred to in (a);

(c)	inquiry, expression or other indication of interest or offer to do or with respect to any of the foregoing; or

(d)	any public announcement of or of an intention to do any of the foregoing,

in each case excluding the Arrangement and the other transactions contemplated by this Agreement.

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act.

“Agreement” means this arrangement agreement (including the Schedules attached hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably.

“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B hereto.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time.

“Burdensome Condition” has the meaning ascribed thereto in Section 4.3(h).

“Bridge Loan” means the secured loan in the amount of $6.020 million evidenced by the promissory note delivered by the Company, as borrower, to the Purchaser, as lender, dated as of the date hereof, as such promissory note may be amended, restated, amended and restated, supplemented, replaced, or otherwise modified from time to time.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed.

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), (ii) Division N — Additional Coronavirus Response and Relief of the Consolidated Appropriations Act 2021 (H.R. 133), (iii) IRS Notice 2020-65 and (iv) any presidential memoranda or executive order (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020)) published, in each case, together with all rules, regulations and guidance issued by any Governmental Authority with respect thereto.

“CFIUS” means the Committee on Foreign Investment in the United States or any U.S. Governmental Authority acting in its capacity as a member of CFIUS or directly involved in CFIUS’ assessment, review, or investigation of the transactions contemplated by this Agreement.

“CFIUS Approval” means (a) CFIUS has issued written notice to the Parties that: (i) the Arrangement is not a “covered transaction” within the meaning of the DPA; (ii) CFIUS has concluded all action under the DPA and determined there are no unresolved national security concerns with respect to the Arrangement; or (iii) pursuant to 31 C.F.R. § 800.407(a)(2), CFIUS is not able to conclude action with respect to the Arrangement on the basis of the submitted CFIUS declaration and that the Parties may file a CFIUS notice to CFIUS; or (b) if CFIUS has sent a report to the President of the United States requesting the President’s decision, the President has announced a decision during the time period specified in the DPA not to take any action to suspend or prohibit the Arrangement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment of a material amount or incurrence of any material liability or obligation.

“Company” means Anfield Energy Inc., a corporation existing under the laws of the Province of British Columbia.

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended, December 31, 2023 and December 31, 2022 including the notes thereto and the auditor’s report thereon.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” means the unanimous determination of the Company Board, after consultation with its legal and financial advisors, that the Share Consideration to be received by Shareholders is fair to the Company Shareholders, and that the Arrangement is in the best interests of the Company, and the unanimous recommendation of the Company Board to Company Shareholders that they vote in favour of the Arrangement Resolution.

“Company Budget” means the Company budget covering the period from the date hereof through to the Effective Date, attached to the Company Disclosure Letter.

“Company Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i).

“Company Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto.

“Company Data Room” means the virtual data room established by the Company as of 7:00 p.m. (Toronto time) on October 1, 2024, the index of documents of which is appended to the Company Disclosure Letter.

“Company Diligence Information” means the documents provided or made available to the Purchaser by the Company following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents and information included in the Company Public Disclosure Record and in the Company Data Room prior to the date of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement.

“Company Equity Incentive Plan” means the share option plan of the Company dated May 21, 2024, which plan was most recently approved by the Company Shareholders on June 28, 2024.

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements.

“Company Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Company as at, and for the three and six months ended June 30, 2024, including the notes thereto.

“Company Listed Warrants” means the 125,000,000 Company Share purchase warrants issued on June 3, 2022 with an exercise price of C$0.18 per share.

“Company Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, (i) has, or would reasonably be expected to have, a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), financial condition, or prospects of the Company and its subsidiaries, taken as a whole, or on any of the Company Material Properties, or (ii) any event that would create a prohibition, material impediment, or material delay in the Company’s or the Purchaser’s and their respective affiliates’ ability to consummate the Arrangement and the other transactions contemplated by this Agreement prior to the Outside Date; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Company Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreak of illness;

(e)	any changes in the price of uranium;

(f)	any generally applicable changes in IFRS;

(g)	the announcement or pendency of this Agreement, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(h)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser;

(i)	any action taken by the Company or its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); or

(j)	a change in the market price or trading volume of the Company Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development referred to in clauses (a) through (f) above shall not be excluded in determining whether a Company Material Adverse Effect has occurred to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its subsidiaries, taken as a whole, or disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other persons who operate in the uranium mining industry; and provided further, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred, unless expressly provided therein.

“Company Material Properties” means the West Slope Project, the Frank M Project, Velvet-Wood Project, Slick Rock Project, Juan Tafoya Marquez Canyon Project, and the Shootaring Mill, each as described in the applicable Company Technical Report.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

“Company Option In-The-Money Amount” in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares.

“Company Optionholder” means a holder of one or more Company Options.

“Company Options” means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Equity Incentive Plan.

“Company Properties” has the meaning ascribed thereto in Section 3.1(w)(i).

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR+ since January 1, 2022 and prior to the date hereof that are publicly available on the date hereof.

“Company Securityholders” means, collectively, Company Shareholders and Company Optionholders.

“Company Senior Management” means the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

“Company Shareholder” means a holder of one or more Company Shares.

“Company Shares” means the common shares without par value in the capital of the Company.

“Company Support Agreements” means the voting and support agreements dated as of the date hereof between the Purchaser and the Supporting Company Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other Company Shareholders, which agreements provide that such shareholders shall, among other things, vote all Company Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement Resolution and not dispose of their Company Shares.

“Company Technical Reports” means collectively: (i) the technical report entitled “The Shootaring Canyon Mill and Velvet-Wood And Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101” dated May 6, 2023; (ii) the technical report entitled “US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8, and JD-9, Montrose County, Colorado, USA, Mineral Resource Technical Report, National Instrument 43-101” dated April 10, 2022; (iii) the technical report entitled “Marquez-Juan Tafoya Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated June 9, 2021; and (iv) the technical report entitled “Frank M Uranium Project, 43-101 Mineral Resource Report, Garfield County, Utah, USA” dated June 10, 2008.

“Company Warrants” means, collectively, (i) the 47,726,100 Company Share purchase warrants issued on December 20, 2023 with an exercise price of C$0.10 per share, (ii) the 1,966,170 Company Share broker warrants issued on December 20, 2023 with an exercise price of C$0.10 per share, (iii) the 40,910,000 Company Share purchase warrants issued on July 10, 2023 with an exercise price of C$0.085 per share, (iv) the 4,636,800 Company Share broker warrants issued on July 10, 2023 with an exercise price of C$0.055 per share, and (v) the Company Listed Warrants; (vi) 42,105,263 Company Share broker warrants issued on October 6, 2023 with an exercise price of C$0.095 per share; (vii) 4,000,000 Company Share broker warrants issued on June 26, 2024 with an exercise price of C$0.095 per share; and (viii) 96,272,918 Company share purchase warrants issued on June 6, 2022 with an exercise price of $0.18 per share.

“Competition Act” means the Competition Act (Canada) and the regulations thereunder.

“Confidentiality Agreement” means the confidentiality agreement dated as of July 19, 2024 between the Purchaser and the Company.

“Consideration Shares” means the Purchaser Shares to be issued pursuant to the Arrangement.

“Contract” means any written or oral contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, bond, deed, mortgage, indenture, instrument, or other right or obligation to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia, or other court as applicable.

“COVID-19” means the coronavirus disease (COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2), which was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020, and all related strains and sequences, including any and all intensification, resurgence or any evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging Company Shares for the Share Consideration in connection with the Arrangement.

“Disclosing Party” has the meaning ascribed thereto in Section 4.3(g) or in Section 4.8, as applicable.

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Dissenting Company Shareholder” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“DPA” has the meaning ascribed thereto in Section 3.1(j).

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Employee Plans” means all employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), including any bonus plans, incentive plans, pension plans, retirement savings plans, supplemental retirement, stock purchase plans, profit sharing plans, stock option plans, stock appreciation plans, phantom stock plans, deferred compensation arrangements, termination pay (other than as required by applicable Law), change of control payment, employment (including any offer letter), group health and welfare insurance plans (including life, medical, hospitalization, dental, vision, drug, and disability coverage), Code Section 125 cafeteria, tax gross-up, fringe benefits, vacation and sick leave, and any other similar plans, programmes, arrangements or practices maintained, sponsored, contributed to, funded by or otherwise relating to the Company, whether written or unwritten, for the benefit of any current or former director, officer or employee of the Company, as applicable, or under which the Company or any ERISA Affiliate has any current or contingent liability other than statutory benefit plans established pursuant to Law.

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource).

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, orders, grants, instructions, registrations, directions, approvals, rulings, decisions, decrees, conditions, notifications, orders, demands or other authorizations, whether or not having the force of law, issued or required by any Governmental Authority pursuant to any Environmental Law.

“Environmental Laws” means Laws, Environmental Approvals, and agreements with Governmental Authorities aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person, trade or business, whether or not incorporated, that together with Company is treated as a single employer or under common control for purposes of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Ratio” means the number of Purchaser Shares to be issued for each Company Share pursuant to the Arrangement, being 0.031 of a Purchaser Share for each Company Share.

“Excluded Party” has the meaning ascribed thereto in Section 4.3(i).

“Fair Market Value” means with reference to a Company Share, the closing price of a Company Share on the TSXV on the last trading day immediately prior to the Effective Date, and with reference to a Purchaser Share, the closing price of the Purchaser Share on the TSX on the last trading day immediately prior to the Effective Date.

“Fairness Opinion” means the opinion of the Independent Financial Advisor, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

“Financial Advisor” means Haywood Securities Inc.

“Final Order” means the order of the Court approving the Arrangement under Section 291(4) of the BCBCA, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied.

“Governmental Authority” means (a) any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSXV and the TSX.

“Government Official” means (a) any person employed or appointed by a Governmental Authority or any political subdivision thereof, or a public international organization, (b) any person who performs public duties or functions for a Governmental Authority or any political subdivision thereof, or for a public international organization, (c) any person employed or appointed by, or acting for or on behalf of, a corporation, agency, department, board, commission or enterprise that is wholly or partially owned or controlled by a Governmental Authority or any political subdivision thereof, or a public international organization, or (d) elected officials, candidates for public office, political parties, and officers, employees, representatives and agents of political parties.

“Hazardous Substances” means any waste, contaminant, pollutant, dangerous substance, liquid waste, industrial waste, toxic substance, special waste, hazardous waste, hazardous material or hazardous substance or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair, harm, adversely effect, impact, degrade or damage the natural environment, the Environment, or the health of any individual, property or plant or animal life.

“IFRS” means International Financial Reporting Standards as incorporated in the Chartered Professional Accountants of Canada Handbook, at the relevant time applied on a consistent basis.

“Indemnified Parties” has the meaning ascribed thereto in Section 4.10(a).

“Independent Financial Advisor” means Evans & Evans, Inc. independent financial advisor to the Special Committee.

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 291(2) of the BCBCA as contemplated by Section 2.2(b), in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder.

“IRS” means the Internal Revenue Service

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity.

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, guidelines, codes, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, deed of trust, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Litigation” has the meaning ascribed thereto in Section 4.1(o).

“Material Contract” means any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Company Material Adverse Effect and shall include, without limitation, the following: (a) any contract, agreement, lease, license of occupation or mining claim relating to real property, water rights, water shares, or other interests in water, or exploration or extraction of minerals from such subject real property by the Company or its subsidiaries, as tenant, with third parties; (b) any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments in excess of C$50,000 in the aggregate; (c) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture; (d) other than the Company Support Agreements, any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its subsidiaries; (e) any Contract under which indebtedness of the Company or its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of C$50,000, any Contract under which the Company or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person or any Contract restricting the incurrence of indebtedness by the Company or its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions; (f) any Contract that purports to limit in any material respect the right of the Company or its subsidiaries to (i) engage in any line of business or (ii) compete with any person or operate or acquire assets in any location; (g) any agreement or Contract by virtue of which any of the Company Properties were acquired or constructed or are held by the Company or its subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Company Properties are subject or which grant rights which are or may be used in connection therewith; (h) any Contract providing for the sale or exchange of, or option to sell or exchange, any of the Company Material Properties or any property or asset with a fair market value in excess of C$50,000, or for the purchase or exchange of, or option to purchase or exchange, any of the Company Material Properties or any property or asset with a fair market value in excess of C$50,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (i) any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of C$50,000, in each case other than in the ordinary course of business; (j) any Contract providing for indemnification by the Company or its subsidiaries, other than Contracts which provide for indemnification obligations of less than C$50,000; (k) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Company Properties; (l) any standstill or similar Contract currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; (m) any Contract that is a material agreement with a Governmental Authority or with any Native American or aboriginal group; or (n) any other Contract that is or would reasonably be expected to be material to the Company or its subsidiaries.

“material fact” has the meaning attributed to such term under the Securities Act.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“misrepresentation” has the meaning attributed to such term under the Securities Act.

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(p)(iii).

“Multiemployer Plan” means a “multiemployer plan” within the meaning of and subject to Sections 3(37) or 4001(a)(3) of ERISA.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NI 62-104” means National Instrument 62-104 – Takeover Bids and Issuer Bids.

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time.

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement.

“OTCQB” means OTCQB® Venture Market tier of the OTC Markets.

“Outside Date” means December 31, 2024 or such later date as may be agreed to in writing by the Parties; provided that, if the Effective Date has not occurred by December 31, 2024 as a result of the failure to satisfy the condition set forth in Section 7.1(e), then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 60 days from December 31, 2024; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach by such Party of its representations and warranties set forth in this Agreement or such Party’s failure to comply with its covenants herein.

“Parties” means the parties to this Agreement and “Party” means any one of them.

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“Permitted Liens” means, as of any particular time and in respect of any particular person, each of the following Liens:

(a)	Liens for Taxes which are not delinquent or that are being contested in good faith and that have been adequately reserved on the person’s financial statements;

(b)	undetermined or inchoate Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the ordinary course of business and which relate to obligations not yet due or delinquent;

(c)	easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters, in each case of record in applicable recording or filing offices, that, individually or in the aggregate, do not materially and adversely impact such person’s and its subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real property; and

(d)	in the case of the Company, Liens listed in Section 1.1 of the Company Disclosure Letter.

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with this Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 4.11(a).

“[Redacted – commercially sensitive information]” means those matters set forth in Schedule D.

“Proceedings” has the meaning ascribed thereto in Section 3.1(r).

“Purchaser” means IsoEnergy Ltd., a corporation existing under the laws of the Province of Ontario.

“Purchaser Annual Financial Statements” means the audited consolidated financial statements of the Purchaser as at, and for the years ended, December 31, 2023 and December 31, 2022 including the notes thereto and the auditor’s report thereon.

“Purchaser Board” means the board of directors of the Purchaser.

“Purchaser Board Recommendation” means the unanimous determination of the Purchaser Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of the Purchaser, and the unanimous recommendation of the Purchaser Board to Purchaser Shareholders that they vote in favour of the Purchaser Resolution.

“Purchaser Change of Recommendation” has the meaning ascribed thereto in Section 5.2.

“Purchaser Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, including any amendments or supplements thereto.

“Purchaser Data Room” means the virtual data room established by the Purchaser as of 7:00 p.m. (Toronto time) on October 1, 2024.

“Purchaser Diligence Information” means the documents provided or made available to the Company by the Purchaser following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents and information included in the Purchaser Public Disclosure Record and the Purchaser Data Room prior to the date of this Agreement.

“Purchaser Fairness Opinion” means the opinion of the Purchaser Financial Advisor, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Purchaser.

“Purchaser Financial Advisor” means Canaccord Genuity Corp.

“Purchaser Financial Statements” means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements.

“Purchaser Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Company as at, and for the three and six months ended June 30, 2024, including the notes thereto.

“Purchaser Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, (i) has, or would reasonably be expected to have, a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), financial condition, or prospects of the Purchaser and its subsidiaries, taken as a whole, or on any of the Purchaser Material Properties, or (ii) any event that would create a prohibition, material impediment, or material delay in the Company’s or the Purchaser’s and their respective affiliates’ ability to consummate the Arrangement and the other transactions contemplated by this Agreement prior to the Outside Date; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global mining industry in general;

(d)	any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks of illness;

(e)	any changes in the price of uranium;

(f)	any generally applicable changes in IFRS;

(g)	the announcement or pendency of this Agreement, including any lawsuit in respect of this Agreement or the transactions contemplated hereby;

(h)	any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of the Company;

(i)	any action taken by the Purchaser or its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business); or

(j)	a change in the market price or trading volume of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development referred to in clauses (a) through (f) above shall not be excluded in determining whether a Purchaser Material Adverse Effect has occurred to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser and its subsidiaries, taken as a whole, or disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other persons who operate in the uranium mining industry; and provided further, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred, unless expressly provided therein.

“Purchaser Material Properties” means the Larocque East Project and the Tony M Mine, each as described in the applicable Purchaser Technical Report.

“Purchaser Material Subsidiaries” means Consolidated Uranium Inc., CUR USA Blocker, Inc., CUR USA Holding, LLC and CUR Henry Mountains Uranium, LLC.

“Purchaser Meeting” means the special meeting of the Purchaser Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purpose of considering and, if thought fit, approving the Purchaser Resolution.

“Purchaser Public Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR+ since January 1, 2022 and prior to the date hereof that are publicly available on the date hereof.

“Purchaser Resolution” the ordinary resolution to be considered and, if thought fit, passed by the Purchaser Shareholders at the Purchaser Meeting to approve the issuance by the Purchaser of the Purchaser Shares pursuant to the Plan of Arrangement, to be substantially in the form and content of Schedule C hereto.

“Purchaser Senior Management” means the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Executive Vice President, Exploration and Development.

“Purchaser Shareholder” means a holder of one or more Purchaser Shares.

“Purchaser Shares” means common shares in the capital of the Purchaser.

“Purchaser Technical Reports” means (i) the technical report prepared for the Purchaser entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada”, as amended, dated August 4, 2022; and (ii) the technical report prepared for Consolidated Uranium Inc. entitled “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” dated September 9, 2022.

“Receiving Party” has the meaning ascribed thereto in Section 4.3(g) or in Section 4.8, as applicable.

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required in relation to the consummation of the transactions contemplated hereby, including CFIUS Approval.

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, reclamation, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters.

“Replacement Option” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares.

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors).

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements, designations and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

“Sanctioned Person” means (i) any person currently identified, listed or designated under the Sanctions Laws, (ii) any person located, organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of Sanctions Laws which prohibit a person resident in, or a national of, Canada, the United States, the United Kingdom, or the European Union from doing business with or in that jurisdiction, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii).

“Sanctions Laws” means economic and financial sanctions Laws administered, enacted or enforced from time to time by Government Authorities of Canada, United States, European Union, United Kingdom, or United Nations Security Council.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws.

“SEDAR+” means the System for Electronic Document Analysis Retrieval + accessible at www.sedarplus.ca.

“Share Consideration” means 0.031 of a Purchaser Share for each Company Share.

“Special Committee” means the special committee established by the Company Board in connection with the Arrangement.

“Superior Proposal” means a bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons “acting jointly or in concert” (as such term is defined in NI 62-104) (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 and which (or in respect of which):

(a)	is to acquire not less than all of the outstanding Company Shares not owned by the person or persons or all or substantially all of the assets of the Company on a consolidated basis;

(b)	the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(g));

(c)	in the case of an Acquisition Proposal that relates to the acquisition of all of the outstanding Company Shares, is made available to all of the Company Shareholders on the same terms and conditions;

(d)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(e)	is not subject to any due diligence and/or access condition;

(f)	the Company Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

(g)	the Company has sufficient financial resources available to pay or has made arrangements to pay any Termination Fee payable pursuant to the terms hereof in accordance with the terms hereof.

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(f)(iii).

“Supporting Company Shareholders” means, collectively, (i) the directors of the Company and the Company Senior Management, and (ii) enCore Energy Corp., each of whom have entered into a Company Support Agreement.

“Supporting Purchaser Shareholders” means, collectively, (i) the directors and officers of the Purchaser, and (ii) NexGen Energy Ltd., each of whom have entered into a Purchaser Support Agreement.

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise).

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including (a) all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, (b) any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, branch taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, land transfer taxes, (c) employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and (d) other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof, including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and any transferee or secondary liability in respect of any of the foregoing.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Termination Fee” has the meaning ascribed thereto in Section 5.3(b).

“Termination Fee Event” has the meaning ascribed thereto in Section 5.3(a).

“[Redacted – commercially sensitive information]” means those matters set forth in Schedule E.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“U.S. Treasury Regulations” means the treasury regulations under the Code.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“WARN Act” has the meaning ascribed thereto in Section 3.1(ff)(vii).

1.2	Currency

Except where otherwise specified, (a) all references to currency herein are to lawful money of Canada and “C$” refers to Canadian dollars; and (b) “US$” refers to United States dollars.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the actual knowledge and information of the Company Senior Management after making due and reasonable inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the actual knowledge and information of the Purchaser Senior Management after making due and reasonable inquiry regarding the relevant matter.

1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8	Affiliates and Subsidiaries

For the purposes of this Agreement, a person is an “affiliate” of another person if one of them is a subsidiary of the other or each one of them is controlled, directly or indirectly, by the same person. A “subsidiary” means a person that is controlled directly or indirectly by another person and includes a subsidiary of that subsidiary. A person is considered to “control” another person if: (i) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation, or (ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (iii) the second person is a limited partnership, and the general partner of the limited partnership is the first person. To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of the Company or a subsidiary of the Purchaser, each such provision will be construed as a covenant by the Company or the Purchaser, respectively, to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.9	Statutes

Any reference to a statute refers to such statute and all rules and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10	Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.11	Schedules

The following are the Schedules to this Agreement, which schedules form an integral part of this Agreement:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	Form of Purchaser Resolution
Schedule D	-	[Redacted – commercially sensitive information]
Schedule E	-	[Redacted – commercially sensitive information]

Article 2
THE ARRANGEMENT

2.1	The Arrangement and Effective Date

(a)	The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Arrangement shall be effective at the Effective Time on the Effective Date.

(b)	From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement.

(c)	Unless otherwise mutually agreed to in writing by the Company and the Purchaser, the closing of the Arrangement will take place by electronic exchange of documents at the Effective Time.

(d)	The Effective Date shall occur on the date upon which the Company and the Purchaser agree in writing as the Effective Date, following the satisfaction or waiver (subject to applicable Laws) of all of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date) or, in the absence of such agreement, three Business Days following the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date).

2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a)	subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto, Ontario following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.5(a), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)	as soon as reasonably practicable after the execution of this Agreement, and, subject to the Purchaser’s compliance with Section 2.5(e), in any event, not later than October 31, 2024, apply to, and have, the hearing for the Interim Order before the Court pursuant to Section 291 of the BCBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)	lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company’s notice of articles and articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to the Purchaser’s compliance with Section 2.5(e), in any event, not later than December 3, 2024, for the purpose of having the Company Shareholders consider the Arrangement Resolution, shall use its commercially reasonable efforts to schedule the Company Meeting to occur on the same day as and prior to the Purchaser Meeting, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Company Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii)	as required or permitted under Section 5.1(h) or Section 6.3;

(d)	subject to the terms of this Agreement, solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser’s consent) to hinder or delay the completion of the transactions contemplated by this Agreement including, at the Company’s discretion or if so requested by the Purchaser, using the services of a proxy solicitation agent, consulting with the Purchaser in the selection and retainer of any such proxy solicitation agent and reasonably considering the Purchaser’s recommendation with respect to any such agent, and cooperating with any persons engaged by the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Company Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Company Shareholders, and (i) permit the Purchaser to assist and participate in all calls and meetings with such proxy solicitation agent, (ii) provide the Purchaser with all material information distributions or updates from the proxy solicitation agent, (iii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent, and (iv) consult with the Purchaser and keep the Purchaser apprised, with respect to such solicitation and other actions; provided that, the Company shall not be required to solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.2(d), if a Company Change of Recommendation has been made in accordance with Section 5.1(f);

(e)	advise the Purchaser as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(f)	consult with the Purchaser in fixing the date of the Company Meeting, promptly provide the Purchaser with any notice relating to the Company Meeting and allow Representatives of the Purchaser to attend the Company Meeting;

(g)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Company’s notice of articles and articles (it being understood that a change will not be required where such date has been provided for in the Interim Order); and

(h)	subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions, including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date, all in accordance with and subject to the other terms and conditions of this Agreement.

2.3	Implementation Steps by the Purchaser

The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will:

(a)	subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto, Ontario following the execution of this Agreement issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.6(a), which news release shall be satisfactory in form and substance to each of the Purchaser and the Company, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b)	cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date;

(c)	lawfully convene and hold the Purchaser Meeting in accordance with the Purchaser’s by-laws and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to the Company’s compliance with Section 2.6(e), in any event, not later than December 3, 2024, for the purpose of having the Purchaser Shareholders consider the Purchaser Resolution, shall use its commercially reasonable efforts to schedule the Purchaser Meeting to occur on the same day as and following the Company Meeting, and will not, unless the Company otherwise consents in writing, adjourn, postpone or cancel the Purchaser Meeting or propose to do any of the foregoing except:

(i)	for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii)	as required or permitted under Section 6.3;

(iii)	for an adjournment or postponement in the event that the Company Meeting is adjourned or postponed, in which case the Purchaser Meeting may be adjourned or postponed in order to ensure that the Purchaser Meeting occurs on the same day as and following the Company Meeting.

(d)	subject to the terms of this Agreement, solicit from the Purchaser Shareholders proxies in favour of the approval of the Purchaser Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Company’s consent) to hinder or delay the completion of the transactions contemplated by this Agreement including, at the Purchaser’s discretion or if so requested by the Company, acting reasonably, using the services of a proxy solicitation agent, recommend to all Purchaser Shareholders that they vote in favour of the Purchaser Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Purchaser Resolution by the Purchaser Shareholders, and (i) permit the Company to assist and participate in all calls and meetings with such proxy solicitation agent, (ii) provide the Company with all material information distributions or updates from the proxy solicitation agent, (iii) keep the Company apprised, with respect to such solicitation and other actions; provided that, the Purchaser shall not be required to solicit from the Purchaser Shareholders proxies in favour of the approval of the Purchaser Resolution, or take any other actions under this Section 2.3(d), if a Purchaser Change of Recommendation has been made in accordance with Section 5.2;

(e)	advise the Company as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Purchaser Meeting, as to the aggregate tally of the proxies and votes received in respect of the Purchaser Meeting and all matters to be considered at the Purchaser Meeting;

(f)	consult with the Company in fixing the date of the Purchaser Meeting, promptly provide the Company with any notice relating to the Purchaser Meeting and allow Representatives of the Company to attend the Purchaser Meeting;

(g)	not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by Law or the Company’s by-laws; and

(h)	notwithstanding the provisions of Section 2.3 and Section 2.6, if so permitted by the TSX, the Purchaser shall be entitled to obtain approval of the Purchaser Resolution by way of a written resolution duly executed of the requisite majority of Purchaser Shareholders.

2.4	Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court and without the necessity of first convening the Company Meeting or first obtaining any vote of the Company Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Company Board may determine is appropriate in the circumstances;

(d)	that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Company Meeting, unless required by Law;

(e)	that the requisite and sole approval of the Arrangement Resolution will be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, and (ii) if required, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, excluding for the purposes of (ii) the votes for Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(f)	that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters shall apply with respect to the Company Meeting;

(g)	for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares as contemplated in the Plan of Arrangement;

(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(i)	that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5	Company Circular

(a)	Subject to the Purchaser complying with Section 2.5(e), the Company will, in consultation with the Purchaser:

(i)	as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Company Circular together with any other documents required by the BCBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting; and

(ii)	as soon as reasonably practicable after the issuance of the Interim Order, cause the Company Circular to be sent to the Company Shareholders in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b)	The Company shall ensure that the Company Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

(c)	The Company shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(d)	The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Circular. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Company Circular and other documents related thereto prior to filing the Company Circular with applicable Governmental Authorities and printing and mailing the Company Circular to the Company Shareholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Company Circular shall be provided by the Purchaser in accordance with Section 2.5(e) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Company Circular will include: (i) a statement that the Special Committee has, after consulting legal and financial advisors in evaluating the Arrangement, unanimously determined that that the Share Consideration is fair to the Company Shareholders and that the Arrangement is in the best interests of the Company and unanimously recommended that the Company Board approve this Agreement and the Arrangement and that the Board recommend that Company Shareholders vote in favour of the Arrangement Resolution; (ii) a statement that the Company Board has, after consulting legal and financial advisors in evaluating the Arrangement, unanimously determined that the Share Consideration is fair to the Company Shareholders and that the Arrangement is in the best interests of the Company; (iii) the unanimous recommendation of the Company Board that the Company Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation; (iv) a copy of the Fairness Opinion; and (v) a statement that each of the Supporting Company Shareholders has signed a Company Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution.

(e)	The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Company Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any misrepresentation.

(f)	The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSXV in connection with the Company Circular.

(g)	The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Company Circular or any other document referred to in Section 2.5(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Company Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

2.6	Purchaser Circular

(a)	Subject to Section 2.3(h) and the Company complying with Section 2.6(e), the Purchaser will, in consultation with the Company:

(i)	as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Purchaser Circular together with any other documents required by the OBCA and other applicable Laws in connection with the approval of the Purchaser Resolution by the Purchaser Shareholders at the Purchaser Meeting; and

(ii)	cause the Purchaser Circular to be sent to the Purchaser Shareholders in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b)	The Purchaser shall ensure that the Purchaser Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Company) and will provide the Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Purchaser Meeting.

(c)	The Purchaser shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and to the identification in the Purchaser Circular of each such advisor.

(d)	The Purchaser and the Company will cooperate in the preparation, filing and mailing of the Purchaser Circular. The Purchaser will provide the Company and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Purchaser Circular and other documents related thereto prior to filing the Purchaser Circular with applicable Governmental Authorities and printing and mailing the Purchaser Circular to the Purchaser Shareholders and will give reasonable consideration to such comments. All information relating solely to the Company included in the Purchaser Circular shall be provided by the Company in accordance with Section 2.6(e) and shall be in form and content satisfactory to the Company, acting reasonably, and the Purchaser Circular will include: (i) a statement that the Purchaser Board has, after consulting legal and financial advisors in evaluating the Arrangement, unanimously determined that the Arrangement is in the best interests of the Purchaser; (iii) the unanimous recommendation of the Purchaser Board that the Purchaser Shareholders vote in favour of the Purchaser Resolution and the rationale for that recommendation; (iv) a copy of the Purchaser Fairness Opinion; and (v) a statement that each of the Supporting Purchaser Shareholders has signed a Purchaser Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Purchaser Shares in favour of the Purchaser Resolution.

(e)	The Company will, in a timely manner, furnish the Purchaser with all such information regarding the Company as may reasonably be required to be included in the Purchaser Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any misrepresentation.

(f)	The Purchaser shall keep the Company fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSX in connection with the Purchaser Circular.

(g)	The Purchaser and the Company will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Purchaser only with respect to the Purchaser and in the case of the Company only with respect to the Company) that the Purchaser Circular or any other document referred to in Section 2.6(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Purchaser and the Company will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Purchaser Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

2.7	Final Order

If: (i) the Interim Order is granted; (ii) the Arrangement Resolution is approved by Company Shareholders at the Company Meeting as provided for in the Interim Order and as required by applicable Law, and (iii) the Regulatory Approvals are obtained subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291(4) of the BCBCA, as soon as reasonably practicable after the Company Meeting, but in any event not later than two Business Days thereafter, and, if at any time after the grant of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.8	Court Proceedings

Subject to the terms of this Agreement, the Parties will cooperate in seeking the Interim Order and the Final Order, including the Purchaser providing the Company on a timely basis any information required to be supplied by the Company in connection therewith. The Company will provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.9	Dissenting Company Shareholders

The Company will give the Purchaser prompt notice of receipt of any written communication from any Company Shareholder in opposition to the Arrangement (except for immaterial communications from any Company Shareholder that purports to hold less than 0.1% of Company Shares (provided that communications from such Company Shareholder are not material in the aggregate or otherwise)), written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company, and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument without the prior written consent of the Purchaser.

2.10	List of Securityholders

Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares; (ii) the names and addresses and holdings of all persons having rights (including Company Optionholders) issued or granted by the Company to acquire Company Shares; and (iii)  non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Company Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, information regarding beneficial ownership of Company Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.11	Announcement and Shareholder Communications

The Purchaser and the Company shall mutually agree on the form of the initial press release to be issued with respect to this Agreement as soon as practicable after its due execution. The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Company Shareholders, Purchaser Shareholders, or other securityholders of the Company or the Purchaser or the analyst community regarding the Arrangement. Each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Authority with respect to this Agreement or the Arrangement without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall give reasonable consideration to any comments made by the other Party or its counsel; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable Laws, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as the content of such statements and announcements are consistent with and limited in all material respects to the content contained in the most recent press releases, public disclosures or public statements made by the Parties. Notwithstanding the foregoing, the restrictions set forth in this Section 2.11 related to the approval or contents of filings with Governmental Authorities will not apply with respect to filings in connection with Regulatory Approvals, the Company Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.11 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Company Change of Recommendation or any action taken pursuant thereto; or (b) made or proposed to be made by either Party in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

2.12	Payment of Share Consideration

The Purchaser will, following receipt by the Company of the Final Order and prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the aggregate Share Consideration payable to Company Shareholders pursuant to the Plan of Arrangement.

2.13	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable efforts to ensure that, assuming the Final Order is granted by the Court, all Purchaser Shares issued to Company Shareholders in exchange for their Company Shares pursuant to Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to exemptions from applicable state securities laws.

2.14	Adjustment to Share Consideration Regarding Distributions

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, (a) the Purchaser declares, sets aside or pays any dividend or other distribution to the Purchaser Shareholders of record as of a time prior to the Effective Time, or the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any sub-division, split or consolidation (or similar process or transaction) of the issued and outstanding Purchaser Shares, or (b) the Company declares, sets aside or pays any dividend or other distribution to the Company Shareholders of record as of a time prior to the Effective Time, then in each case the Share Consideration to be paid per Company Share and any other dependent item shall be appropriately adjusted to provide to Company Securityholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Share Consideration to be paid per Company Share, the Exchange Ratio and any other dependent item, subject to further adjustment in accordance with this Section 2.14.

2.15	Withholding Taxes

The Company, the Purchaser, the Depositary, and any other person, as applicable, will be entitled to deduct and withhold, or direct any other person to deduct or withhold on their behalf, from any consideration otherwise payable, issuable or deliverable to any Company Securityholder and any other securityholder of the Company under the Plan of Arrangement or this Agreement (including any payment to Dissenting Company Shareholders and Company Optionholders) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign Tax Law as is required to be so deducted and withheld by the Company, the Purchaser, the Depositary, or any other person, as the case may be. For the purposes of the Plan of Arrangement and this Agreement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary, or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary, or any other person that makes a payment under the Plan of Arrangement or this Agreement, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of Consideration Shares or other securities otherwise deliverable to such person under the Plan of Arrangement or this Agreement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 2.15, and shall remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority, and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 2.15..

2.16	Treatment of Company Options

In accordance with and subject to the Plan of Arrangement, each Company Option outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Company Shares and shall be exchanged in accordance with the Plan of Arrangement for an option issued in accordance with the Purchaser Equity Incentive Plan (a “Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to: (i) the Exchange Ratio, multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as set out herein, all terms and conditions of such Replacement Option, will be the same as the Company Option so exchanged, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial Tax legislation) shall apply to such exchange of a Company Option for a Replacement Option. Notwithstanding the foregoing, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option, as the case may be.

2.17	Treatment of Company Warrants

The Purchaser agrees that for the period from the Effective Date until expiry of the Company Warrants (in accordance with their respective terms), the Purchaser will assume all of the covenants and obligations of the Company under the Company Warrants and in accordance with the terms and conditions of the applicable warrant indentures or certificates, as applicable, do all things necessary to provide for the application of the provisions set forth in such warrant indentures or certificates with respect to the rights and interest of the holders thereof, such that, upon exercise, a Company Warrant will entitle the holder thereof to receive, in lieu of Company Shares to which such holder was theretofore entitled upon exercise and for the same consideration, the kind and aggregate number of Purchaser Shares that such holder would have been entitled to receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, and the Company Warrants will otherwise be valid and binding obligations of the Purchaser entitling the holders thereof, as against the Purchaser, to all the rights of such holders as set out in their respective warrant indentures or certificates, as the case may be.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as specifically disclosed in the Company Disclosure Letter (which disclosure shall qualify any representations or warranties in respect of which it is reasonably apparent that it should relate), the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification.

(i)	The Company has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary. The Company Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement, and the Company has not taken any action to amend or supersede such documents.

(ii)	The Company Diligence Information includes complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Company Shareholders, the Company Board and each committee of the Company Board, excluding any minutes (or portion thereof) of the Company Board in relation to this Agreement and the Company has not taken any action to amend or supersede such documents.

(b)	Subsidiaries.

(i)	The Company does not have any subsidiaries other than as set forth in Section 3.1(b)(i) of the Company Disclosure Letter, each of which is duly incorporated or formed, as applicable, and validly existing and in good standing under the laws of its jurisdiction of formation and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on.

(ii)	Each of the Company’s subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature or character of the properties and assets owned, leased or operated by its, or the nature of its business or activities, makes such qualification necessary.

(iii)	The Company is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or equity interests of its subsidiaries and none of its subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Company’s subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares or equity interests, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares, an equity interest or other securities of the subsidiaries. All of the issued and outstanding shares or equity interests in the capital of each of the Company’s subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(iv)	Except for the shares or equity interests owned directly or indirectly by the Company in its subsidiaries and as set forth in Section 3.1(b)(iv) of the Company Disclosure Letter, whether directly or indirectly, neither the Company nor its subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Company nor its subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Company nor its subsidiaries is a party to any agreement to acquire any shares in the capital of any person.

(v)	The Company Diligence Information includes complete and correct copies of the constating documents of each of the Company’s subsidiaries, as amended to the date of this Agreement, and complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of each of the Company’s subsidiaries, the board of directors of each of the Company’s subsidiaries and each committee thereof, excluding any minutes (or portion thereof) in relation to this Agreement.

(c)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution and the Interim Order and the Final Order as contemplated in Section 2.2, the performance by the Company of its obligations hereunder, the completion of the Arrangement or the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, or the completion by the Company of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSXV as are contemplated by this Agreement;

(iv)	CFIUS Approval;

(v)	third party consents, approvals and notices set out in Section 3.1(d) of the Company Disclosure Letter; and

(vi)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(d) and other than as set out in Section 3.1(e) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligations under, any provision of:

(A)	any Law applicable to it, any of its subsidiaries or any of its properties or assets;

(B)	the articles or notice of articles of the Company or the constating documents of its subsidiaries or any other agreement or understanding with any party holding an ownership interest in the Company; or

(C)	any Contract or Permit or any material commitment (written or oral) which the Company or any of its subsidiaries is a party to or bound by or subject to;

(ii)	result in a conflict, contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any consent or approval under, any Material Contract, Permit, or any material commitment (written or oral) to which it is a party or by which it is bound or to which any of the Company Material Properties or any of their material assets are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such contracts, permits, licences, registrations or commitments;

(iii)	give rise to any rights of first refusal, rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any such Contract or Permit;

(iv)	result in the creation or imposition of any Lien upon any of the Company Material Properties or any of the Company’s material assets or the material assets of any of its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries’ ability to carry on their respective business as and where it is now being carried on.

(f)	Capitalization.

(i)	The authorized capital of the Company consists of an unlimited number of Company Shares. As at the date hereof, there were (A) 1,018,676,519 Company Shares issued and outstanding; (B) Company Warrants outstanding providing for the issuance of an aggregate of 353,575,316 Company Shares upon the exercise thereof; and (C) Company Options outstanding providing for the issuance of an aggregate of 91,467,828 Company Shares upon the exercise thereof. All outstanding Company Shares have been, and all Company Shares issuable upon the exercise or settlement of the outstanding Company Warrants or Company Options in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii)	Section 3.1(f) of the Company Disclosure Letter sets forth a schedule, as of the date hereof and to the extent applicable, all outstanding Company Warrants and Company Options and, as applicable, the number, exercise price, date of grant, expiration dates, vesting schedules criteria thereof, and the names of the holders of such Company securities. Except as set out in Section 3.1(f) of the Company Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual) (including any shareholder rights plan or poison pill), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Company Shares or other equity or voting securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other equity or voting security of Company (including any shareholder rights plan or poison pill).

(iii)	There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any such Company Shares.

(iv)	Other than the Company Equity Incentive Plan, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Company Share price, income or any other attribute of or related to the Company.

(v)	The Company Shares are listed and posted for trading on the TSXV and the Frankfurt Stock Exchange and quoted on the OTCQB and the Company Listed Warrants are listed and posted for trading on the TSXV, except for such listings and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(vi)	No holder of securities issued by the Company or any of its subsidiaries has any right to compel the Company or any of its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(g)	Shareholder and Similar Agreements. The Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company with any of its shareholders.

(h)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of British Columbia and Alberta, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and, the Company is not in default of any provision of applicable Securities Laws or the rules or regulations of the TSXV and the OTCQB. Trading in the Company Shares on the TSXV and the OTCQB is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. No inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSXV is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any of the provinces of British Columbia or Alberta nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. Except as set forth in this Section 3.1(h), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws. The Company’s subsidiaries are not subject to continuous disclosure or other disclosure requirements under any Securities Laws or the securities Laws of any other jurisdiction. The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSXV and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is up to date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Company under applicable Securities Laws and the rules and policies of the TSXV. The Company has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Company Public Disclosure Record and neither the Company nor any of the Company Public Disclosure Record is, to its knowledge, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority, the TSXV or the OTCQB.

(i)	U.S. Securities Laws Matters.

(i)	The Company is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii)	The Company is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(iii)	The Company does not have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act, nor does the Company have a reporting obligation pursuant to Section 15(d) thereof.

(j)	Competition Act and U.S. Antitrust. Neither the aggregate value of the assets in Canada that are owned by the Company or any entities controlled by the Company nor the aggregate value of the annual gross revenues from sales in, from or into Canada of the Company and any entities controlled by the Company, in each case in accordance with the Competition Act, exceeds C$93 million. The fair market value of the assets of the Company (including assets held by entities that the Company controls) is less than US$119.5 million. The Company is incorporated and has its principal offices outside the United States. The Company, including entities that the Company controls, (a) does not hold assets located in the United States having an aggregate total value of more than US$119.5 million, and (b) did not make aggregate sales in or into the United States of more than US$119.5 million in the Company’s most recently completed fiscal year. The Company does not have any facilities that were in operation at any time in the past 12 months or that will commence operations in the near future without substantial additional capital investment.

(k)	Foreign Investment. The Company is not a “business” within the meaning of the Investment Canada Act. The Company does not engage in: (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the United States Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” in the United States within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

(l)	Company Financial Statements.

(i)	The Company Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Company Financial Statements, together with the related management’s discussion and analysis, present fairly, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the entities or businesses covered thereby, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the entities or businesses covered thereby for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(ii)	Neither the Company nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its subsidiaries, in the Company Public Disclosure Record.

(iii)	Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Neither the Company, its subsidiaries nor any Representative of the Company or its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that the Company or its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(v)	There are no outstanding loans made by the Company to any director or officer of the Company.

(m)	Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2023 or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2023; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Company nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(n)	Auditors. The Company’s auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors.

(o)	Absence of Certain Changes. Since December 31, 2023, except as specifically contemplated by this Agreement, disclosed in the Company Public Disclosure Record or as set out in Section 3.1(o) of the Company Disclosure Letter:

(i)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Company Material Adverse Effect;

(iii)	there has not been any write-down by the Company of any of the assets of the Company;

(iv)	there has not been any expenditure or commitment to expend by the Company with respect to capital expenses in excess of C$50,000;

(v)	neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, licence or other disposition by the Company of any interest in any of the Company Properties or any other material assets whether by asset sale, transfer of property, shares or otherwise;

(vi)	there has not been any incurrence, assumption or guarantee by the Company of any material debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii)	neither the Company nor any of its subsidiaries has sought or requested, or caused to be sought or requested, a change to any Permit;

(viii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(ix)	none of the Company, any of its subsidiaries or any of the directors, officers, employees, consultants or auditors, thereof has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls;

(x)	neither the Company nor any of its subsidiaries has effected any change in its accounting policies, principles, methods, practices or procedures;

(xi)	neither the Company nor any of its subsidiaries has suffered any casualty, damage, destruction or loss to any of its properties or assets;

(xii)	neither the Company nor any of its subsidiaries has entered into, or amended, any Material Contract;

(xiii)	neither the Company nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Company Shares or any other securities of the Company or any of its subsidiaries;

(xiv)	neither the Company nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Company Shares or any other securities of the Company or any of its subsidiaries;

(xv)	there has not been any: (a) increase in or modification of the compensation, wages, commissions or bonuses payable to or to become payable by the Company to any of its or its subsidiaries’ directors, officers, employees or consultants, (b) grant of any equity compensation by the Company or any subsidiary to any such director, officer, employee or consultant, (c) increase in severance or termination pay or promise to pay by the Company or any subsidiary to any such director, officer, employee or consultant, or (d) increase or modification of any bonus, pension, insurance or benefit arrangement by the Company or any subsidiary to, for or with any of the Company’s or its subsidiaries’ directors, officers, employees or consultants, in each case, other than as required by applicable Law, as required by the terms of any Employee Plans, as required by the terms of any existing employment agreement, or in the ordinary course of business;

(xvi)	except for the Company Equity Incentive Plan, neither the Company nor any of its subsidiaries has agreed to, negotiated, entered into, terminated, adopted, or amended, any collective bargaining agreement, employment, independent contractor or consulting agreement, change in control or severance arrangement, bonus, pension, profit sharing, stock purchase, stock option or other Employee Plan, in each case, other than as required by applicable Law, as required by the terms of any Employee Plan, as required by the terms of any existing employment agreement, or in the ordinary course of business;

(xvii)	there has not been any labour dispute or disturbance, or pending or threatened union organizing activity;

(xviii)	neither the Company nor any of its subsidiaries has terminated the employment of any employee or the engagement of any service provider (whether voluntarily or involuntarily); and

(xix)	neither the Company nor any of its subsidiaries has agreed, announced, resolved or committed to do any of the foregoing.

(p)	Compliance with Laws.

(i)	The business of the Company and subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Company nor its subsidiaries have received any notice (written or oral) of any alleged violation of any such Laws. The Company does not have any knowledge of any pending changes in any Law that would reasonably be expected to materially impact the business, operations, financial condition of the Company or any of its subsidiaries. Without limiting the generality of the foregoing, all issued and outstanding Company Shares, Company Warrants and Company Options have been issued in compliance with all applicable Securities Laws.

(ii)	Neither the Company nor its subsidiaries and, to the Company’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and Sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act and any other applicable anti-corruption, anti-bribery, export control and Sanctions Laws of any relevant jurisdiction; (B) made, given, authorized, or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, to any Government Official in Canada, other jurisdictions in which the Company or its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws; (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds to any foreign or domestic government official or employee, or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)	The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(iv)	To the knowledge of the Company, there have been no material violations or contraventions of its code of ethics or any other similar policies or procedures adopted by the Company by any officer, director, employee, consultant, contractor or agent of the Company or any of its subsidiaries. No variation, exception, waiver or management override from compliance with the code of ethics or any other similar policies or procedures adopted by the Company has been granted, in writing or otherwise, to any person.

(q)	Sanctions. Neither the Company nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or agents is a Sanctioned Person. Neither the Company nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(r)	Permits.

(i)	Each of the Company and its subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current business as it is being conducted as of the date hereof and there has been no material default under any such Permit.

(ii)	Section 3.1(r)(ii) of the Company Disclosure Letter sets out a complete and accurate list of all Permits of the Company (whether governmental, regulatory or similar type), and there are no other Permits necessary to carry on its business as carried on as of the date hereof or to own or lease any of the assets utilized by the Company or its subsidiaries;

(iii)	Any and all of the material Permits pursuant to which the Company or its subsidiaries holds an interest in its assets (including any interest in, or right to earn an interest in, any mineral property) are, valid and subsisting permits, certificates, agreements, leases, licences, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing in all material respects and there has been no material default under any such Permit;

(iv)	The Company and its subsidiaries have complied in all material respects with the terms of all Permits issued to them;

(v)	The consummation of the Arrangement will not result in the termination, revocation, suspension, lapse or limitation of, or inability of the Company or Purchaser (as applicable) to renew, any Permit; and

(vi)	There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any material Permit.

(s)	Litigation. There is no pending, or to the knowledge of the Company threatened, court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, formal (or, to the Company’s knowledge, informal) investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving the Company or any of its subsidiaries (or any of their respective officers, managers, directors, employees or agents in their capacity as such), or affecting any of their property or assets and, to the knowledge of the Company, no event has occurred which would reasonably be expected to give rise to any such Proceedings. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its subsidiaries in respect of its businesses, properties or assets. There are no Proceedings involving the Company or any of its subsidiaries during the last five years which (a) alleged criminal conduct by the Company or any of its subsidiaries, (b) resulted in the Company or any of its subsidiaries paying or receiving an amount in excess of C$25,000, individually or in the aggregate, in connection with the adjudication or compromise of such matter, (c) resulted in an order of injunctive relief or specific performance against the Company or any of its subsidiaries, or (d) had, or would reasonably be expected to have, a material and adverse effect on the Company or its business.

(t)	Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(u)	Operational Matters. All rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn-outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, and similar payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any material assets of the Company and its subsidiaries and affiliates, have been, in all material respects: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof.

(v)	Payments under Contracts. All costs, expenses and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Company or any of its subsidiaries and affiliates is bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(w)	Interest in Properties.

(i)	Each of the Company and its subsidiaries holds the legal and beneficial interest, and has valid right, title and interest free and clear of any Lien (other than Permitted Liens) in and to the following (collectively, the “Company Properties”): (A) its concessions, claims, leases and licences of any nature whatsoever and all other rights relating to the interest in, or exploration for minerals on, the mineral properties, rights and interests of the Company and its subsidiaries, including all water rights, water shares, or other interests in water, all of which have been accurately identified in Section 3.1(w)(i) of the Company Disclosure Letter; (B) its real property interests of any nature whatsoever including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or any of its subsidiaries), leases, contracts, agreements, rights of way, occupancy rights, surface rights, mining claims, mill sites, mineral rights, easements, rights of way, access routes, and all other real property interests all of which have been accurately identified in Section 3.1(w)(i) of the Company Disclosure Letter; (C) all payments and benefits derived from the foregoing (including, without limitation, all payments and benefits derived from the Company Material Properties); and (D) all material assets reflected on the most recent balance sheet forming part of the Company Public Disclosure Record, in each case subject to the terms of any Agreements governing the Company Properties identified in Section 3.1(w)(i) of the Company Disclosure Letter.

(ii)	All federal unpatented mining claims forming part of the Company Material Properties are valid and subsisting, in all material respects, and have been, to knowledge of the Company, validly located, staked, recorded and maintained in accordance with all Laws.

(iii)	Each of the Company and its subsidiaries has all necessary surface rights, access rights and other rights and interests relating to the Company Properties, granting the Company or its subsidiaries the right and ability to conduct its operations as conducted on the date hereof, with only such exceptions as do not interfere with the use made by the Company or its subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in all material respects in the name of the Company or its subsidiaries and free and clear of all material encumbrances (other than Permitted Liens) and no third party or group holds any such rights that would be required by the Company to so conduct its operations.

(iv)	The Company and each of its subsidiaries has duly and timely satisfied, performed and observed all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time, would become a default or event of default by the Company or any of its subsidiaries under any Laws, lease, contract or other agreement pertaining to their respective Company Properties and each such lease, contract or other agreement is enforceable and in full force and effect;

(v)	Except as set out in Section 3.1(w)(v) of the Company Disclosure Letter, (A) the Company and each of its subsidiaries has the exclusive right to occupy the Company Properties; (B) no person or entity other than the Company or its subsidiaries has any interest in the Company Properties or the production or profits therefrom or any right to acquire or otherwise obtain any such interest from the Company or any of its subsidiaries; (C) there are no options, back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company’s or any of its subsidiaries’ interests in the Company Properties, and no such rights are, to the knowledge of the Company, threatened; (D) neither the Company nor any of its subsidiaries has received any written notice from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Company Properties; and (E) the Company Properties are in good standing under and comply with all Laws, and all work required to be performed has been performed and all Taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(vi)	There are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company’s or any of its subsidiaries’ right, title or interest in the Company Properties or the ability of the Company or any of its subsidiaries to conduct their operations as conducted on the date hereof, including the title to or ownership by the Company or its subsidiaries of the foregoing;

(vii)	None of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of the Company Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Company Properties;

(viii)	The Company has not given any person any written agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or any of its subsidiaries of any of the assets of the Company. Neither the Company nor any of its subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor; and

(ix)	There are no material restrictions on the ability of the Company to use, transfer or exploit the Company Properties.

(x)	Expropriation. No Company Property or any other property or asset of the Company or any of its subsidiaries has been taken, seized, levied upon, subject to a Lien or assessment of any Governmental Authority nor expropriated by any Governmental Authority nor has any actual notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(y)	Cultural Heritage. None of the areas covered by the Company Properties (including any construction, remains or similar elements located on them) has been declared as a culture heritage site by any Governmental Authority.

(z)	Technical Matters.

(i)	The Company Material Properties are the only material properties of the Company for the purposes of NI 43-101.

(ii)	Each of the Company Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof based upon information available at the time the report was prepared. To the knowledge of the Company, there has been no material change in the scientific or technical information included in the Company Technical Reports since the respective dates such information was provided for purposes of the Company Technical Reports that would trigger the filing of a new technical report under NI 43-101 and there is no new material scientific or technical information concerning the relevant property not included in the Company Technical Reports or the documents filed by or on behalf of the Company on SEDAR+ prior to the date hereof.

(iii)	The Company made available to the authors of each of the Company Technical Reports, prior to the respective issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iv)	All of the assumptions underlying the mineral resource and mineral reserve estimates in the Company Technical Reports and in the Company Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of the Company, taken as a whole, from the amounts set forth in the Company Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(v)	The scientific and technical information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(vi)	The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm or change any aspect of any of the Company Technical Reports or that would require the filing of a new technical report under NI 43-101.

(vii)	At the date hereof, there are no outstanding unresolved comments of any securities authority or any stock exchange in respect of the technical disclosure made in the Company Public Disclosure Record.

(aa)	Work Programs. The Company has not entered into any joint venture, work program or made any other commitment or undertaking of any nature which the Company will be required to pay over the next three months that has not been disclosed in the Company Budget or the Company Disclosure Letter. Section 3.1(aa) of the Company Disclosure Letter sets out the anticipated work budget for the Company up to the Effective Date, and, other than as set out therein, the Company has not entered into any joint venture, work program or made any other obligation, commitment or undertaking of any nature for which the Company will be required to pay greater than C$50,000 for any one individual joint venture, work program, commitment or undertaking, or greater than C$50,000 in the aggregate, over the next six months.

(bb)	Native American Claims.

(i)	The Company has not received any aboriginal or Native American land claim or treaty land entitlement claims which affects the Company or any of its subsidiaries, nor, to the knowledge of the Company, has any aboriginal or Native American claim been threatened which relates to any of the Company Properties, any Permits or the operation by the Company or any of its subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Company Properties are located.

(ii)	The Company and its subsidiaries have no outstanding agreements, memoranda of understanding or similar arrangements with any aboriginal or Native American tribes or groups.

(iii)	There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any aboriginal or Native American tribes or groups concerning the Company, any of its subsidiaries or their respective business, operations or assets.

(iv)	No aboriginal or Native American tribe’s or group’s blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Company, has been threatened in connection with the activities on the Company Properties.

(cc)	NGOs and Community Groups. No dispute between the Company or any of its subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company Properties. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company, its subsidiaries or their Representatives from any non-governmental organization, community, community group or Native American or aboriginal group.

(dd)	Taxes.

(i)	Each of the Company and its subsidiaries has timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects at the time of filing. Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes, including installments, which are due and payable, other than those which are being or have been contested in good faith by appropriate proceedings pursuant to applicable Laws, and in respect of which adequate reserves or accruals in accordance with IFRS have been provided in the Company Financial Statements. Each of the Company and its subsidiaries has made full and adequate provision in the books and records of the Company or such subsidiary, as applicable, and the Company Interim Financial Statements, for all Taxes which are not yet due and payable. No audit, action, investigation, deficiencies, litigation or proposed adjustments have been asserted in writing or, to the knowledge of the Company, threatened with respect to Taxes of the Company or any of its subsidiaries, and neither the Company nor or any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Company, threatened. To the knowledge of the Company no Return of the Company or any of its subsidiaries is under investigation, review, audit or examination by any Governmental Authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Company or any of its subsidiaries with respect to any Taxes. No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings pursuant to applicable Laws and in respect of which adequate reserves or accruals in accordance with IFRS have been provided in the Company Financial Statements. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return (other than automatic, six-month extension for the filing of U.S. federal income Tax Returns) or any payment of Taxes by the Company or its subsidiaries. Neither the Company nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any of its subsidiaries for any period commencing on or after the Effective Date.

(ii)	All Taxes that the Company or any of its subsidiaries has been required to withhold or deduct have been duly withheld or deducted and have been duly and timely paid to the appropriate Governmental Authority. Each of the Company and its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, Social Security, Medicare and other payroll Taxes payable by it in respect of its employees, directors, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Each of the Company and its subsidiaries has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them. Each of the Company and its subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(iii)	There are no rulings or closing agreements relating to the Company or any of its subsidiaries which may affect the Company’s or any of its subsidiaries’ liability for Taxes for any taxable period commencing on or after the Effective Date.

(iv)	For any transactions between the Company or any of its subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or such subsidiary was not dealing at arm’s length for purposes of the Tax Act, the Company or such subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or equivalent provisions of any other applicable legislation). The Company and its subsidiaries are in compliance in all material respects with the applicable transfer pricing rules (including recordkeeping requirements) of Code section 482 and the U.S. Treasury Regulations thereunder.

(v)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its subsidiaries being subject to the application of section 160 of the Tax Act (or equivalent provisions of any other applicable legislation).

(vi)	None of sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or equivalent provisions of any other applicable legislation) have applied to the Company or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or equivalent provisions of any other applicable legislation) to the Company or any of its subsidiaries.

(vii)	There are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act applying to the Company or to any of its subsidiaries. Neither the Company nor any of its subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of section 67 of the Tax Act.

(viii)	Neither the Company nor any of its subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(ix)	For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purpose (i) the Company is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”; and (ii) each of its subsidiaries is resident in the jurisdiction in which it was formed, is not a resident in any other country, and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.

(x)	None of the Company Shares are “taxable Canadian property” (as defined in the Tax Act) of any Company Shareholder.

(xi)	The Company is not treated as a “surrogate foreign corporation” within the meaning of Section 7874(a) of the Code and is not classified as a U.S. domestic corporation for U.S. federal (and applicable state and local) income Tax purposes.

(xii)	None of the Company or any of its subsidiaries has any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or liability as a successor or transferee, by contract or otherwise, for Taxes of any Person other than the Company or its subsidiaries, excluding any contract, agreement or arrangement the principal subject matter of which is not Taxes or otherwise where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(xiii)	None of the Company or any of its subsidiaries (A) has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or (B) is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and U.S. Treasury Regulation Section 1.6011-4(b).

(xiv)	None of the Company or any of its subsidiaries has made an election pursuant to Section 897(i) of the Code.

(xv)	During the last two years, none of the Company or any of its subsidiaries has been a party to any transaction (other than a transaction described in Section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) applied.

(xvi)	Neither the Company nor its subsidiaries has deferred any Taxes under Section 2302 of the CARES Act. Neither the Company nor its subsidiaries has (i) utilized the employee retention credit relief provided under Section 2301 of the CARES Act or (ii) obtained a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(xvii)	None of the Company or any of its subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Effective Date as a result of (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state or local Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Effective Date; (ii) an installment sale or open transaction occurring on or prior to the Effective Date, (iii) a prepaid amount received on or before the Effective Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state or local Law; or (v) any election under Section 108(i) of the Code.

(xviii)	None of the Company or any of its subsidiaries is currently or has been at any time in the past five years a “controlled foreign corporation” within the meaning of Section 957(a) of the Code.

(xix)	To the knowledge of the Company, the Company was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code for its most recently completed financial year.

(xx)	Neither the Company nor any of its subsidiaries is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.

(xxi)	No claim has ever been made in writing by a Governmental Authority in respect of Taxes in a jurisdiction where neither the Company nor any of its subsidiaries files Returns that the Company or such subsidiary is or may be subject to Tax by that jurisdiction. Neither the Company nor any of its subsidiaries carries on business in a jurisdiction in which it does not file a Return.

(xxii)	Neither the Company nor any of its subsidiaries has applied for any subsidies to which it was not entitled under the Canada Emergency Wage Subsidy, Tourism and Hospitality Recovery Program, Hardest-Hit Business Recovery Program or Canada Emergency Rent Subsidy, in each case as provided for under section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Authority.

(xxiii)	Neither the Company nor any of its subsidiaries has entered into any “reportable transaction”, as defined in subsection 237.3(1) of the Tax Act, or any “notifiable transaction”, as defined in subsection 237.4(1) of the Tax Act.

(xxiv)	Except as set out in Section 3.1(dd)(xxiv) of the Company Disclosure Letter, none of the transactions contemplated herein or in the Plan of Arrangement, either alone or in conjunction with any other event (whether contingent or otherwise), will give rise to the payment of any amount that would not be deductible by the Company or any of its subsidiaries by reason of Section 280G of the Code or any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code. Neither the Company nor any of its subsidiaries has any obligation to indemnify, reimburse or gross-up any person for Taxes under Code section 4999 or 409A.

(ee)	Contracts.

(i)	Set out in Section 3.1(ee) of the Company Disclosure Letter is a list of each Material Contract as of the date hereof. True and complete copies of all Material Contracts have been provided to the Purchaser as part of Company Diligence Information and, as of the date hereof, no such Material Contract has been modified, rescinded or terminated.

(ii)	Each Material Contract is in full force and effect and is a valid and binding obligation of the Company or its subsidiaries and, to the knowledge of the Company without any inquiry, the other parties thereto and is enforceable by the Company or its subsidiaries in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)	The Company or its subsidiaries, as applicable, has performed in all material respects, all respective obligations required to be performed by it to date under the Material Contracts and none of the Company or its subsidiaries or, to the knowledge of the Company, the other parties thereto, is in breach or violation of or in default in any material respect under (in each case, with or without notice or lapse of time or both) any Material Contract. Neither the Company nor any of its subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or result in the inability of a party to any Material Contract to perform its obligations thereunder.

(iv)	Neither the Company nor any of its subsidiaries has received any written notice or, to the knowledge of the Company, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with its subsidiaries and, to the knowledge of the Company, no such action has been threatened.

(ff)	Employment Matters.

(i)	The Company and its subsidiaries have no employees, whether actively at work or not and there are no former employees who were employed by the Company and its subsidiaries within the prior 12 months.

(ii)	Section 3.1(ff)(ii) of the Company Disclosure Letter contains a true, correct and complete list of each independent contractor who currently is, or in the last three years, was engaged by the Company or any of its subsidiaries, and for each such independent contractor, includes their name, dates of service, consulting fees, any other forms of compensation or benefits to which they are entitled, general description of services, work location (city and state or province), and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts have been provided to the Purchaser as part of the Company Diligence Information. (A) Each independent contractor of the Company and its subsidiaries has been properly classified as an independent contractor under applicable Law, and the Company has fully and accurately reported their compensation on IRS Form 1099 when required to do so; (B) there has been no determination by any Governmental Authority or by any court or arbitrator that any independent contractor constitutes an employee of the Company or any subsidiary, and there has been no investigation or claim made or threatened by any person or Governmental Authority that any independent contractor is or could be an employee of the Company; and (C) no “leased employee”, as that term is defined in Section 414(n) of the Code, performs or has performed services for the Company.

(iii)	Except as set out in Section 3.1(ff)(iii) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A)	any employment, consulting, retention or change of control agreement with, or any written or, to the knowledge of the Company, oral agreement, arrangement or understanding providing for retention, severance or termination payments, change of control, golden parachute, or any other obligation to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement);

(B)	any application for certification, collective bargaining, voluntary recognition or any other labour, union or collective bargaining agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries, nor has any request for representation by a union been submitted to the Company or any subsidiary or the National Labor Relations Board, and there has not been any threat or attempt to organize any of the Company’s employees or engage in any other union organization activity with respect to any portion of the workforce of the Company or any subsidiary;

(C)	any current, pending, or to the Company’s knowledge, threatened, labour dispute, strike, lock-out, picketing, concerted refusal to work, work slowdown or stoppage relating to or involving any employees of the Company or any of its subsidiaries and no such event has occurred in the last three years;

(D)	there is no, and in the past three years there has not been any arbitration demand, unfair labour practice charge or complaint against the Company and no such demand, charge or complaint is threatened; or

(E)	there is no, and in the past three years there has not been, any actual or, to the knowledge of the Company, threatened legal claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of any written agreements, arrangements and understandings referred to in paragraphs (A) and (B) of this Section 3.1(ff) are included in the Company Diligence Information.

(iv)	Neither the Company nor any of its subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance, claim, charge, administrative agency investigation or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(v)	As of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees.

(vi)	All accruals for unpaid vacation pay, sick pay and overtime, premiums for employment insurance, Employee Plan premiums, Canada Pension Plan premiums, accrued wages, salaries and incentive payments have been reflected in the Company’s books and records in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity in all material respects. The Company and its subsidiaries have not used the services of any unpaid intern or unpaid volunteer, and there is no other entity with whom the Company or any subsidiary could be considered a joint employer.

(vii)	The Company has not, during the three-year period prior to the date of this Agreement, taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar or related applicable Laws or that could otherwise reasonably be expected to trigger a notice requirement or result in a material liability or obligation of, or material restriction on, the Company or any subsidiary under the WARN Act or any similar or related applicable Laws. There have been no “employment losses” as defined under the WARN Act or similar state, local or foreign Law as to any employees of the Company within the three-year period prior to Closing.

(viii)	Neither the Company nor its subsidiaries are currently employing, or in the past three years have employed, an employee, or currently retains, or in the past three years has retained, an independent contractor in violation of any restrictive covenant, non-compete agreement, non-solicitation agreement or confidentiality agreement to which such employee or independent contractor is or was a party.

(ix)	To the Company’s knowledge, neither the Company nor its subsidiaries currently employ, or in the past three years have employed any employee, and do not retain, and in the past three years have not retained, any independent contractor or consultant in violation of any restrictive covenant, non-compete agreement, non-solicitation agreement or confidentiality agreement to which such employee or independent contractor or consultant is a party.

(x)	The Company and its subsidiaries have not and have not been subject to any affirmative action obligations under any Law, including, without limitation, Executive Order 11246, and the Company and its subsidiaries are not a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment.

(xi)	The Company and its subsidiaries have throughout the five year period prior to the date hereof complied in all material respects with applicable Laws relating to employment and labor, including provisions thereof relating to terms and conditions of employment, wages and hours (including with respect to overtime pay, meal and rest breaks, and the classification of employees as exempt or non-exempt for purposes of the United States Fair Labor Standards Act and similar Laws), background checks, equal opportunity, collective bargaining, labor relations, immigration, harassment, discrimination, paid time off, employee leave, workers’ compensation, occupational health and safety and employee layoffs. The Company has not treated or otherwise misclassified as a non-employee any individual service provider of the Company who is under applicable Law an employee of the Company.

(gg)	Health and Safety.

(i)	Each of the Company and its subsidiaries has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, wages, hours and other compensation, work conditions, meal and break periods, employee whistleblowing, vacation pay, sick pay, overtime, expense reimbursements, exempt/non-exempt classification, independent contractor classification, equal employment opportunity laws, reasonable accommodation, disability rights or benefits, leaves of absence, workers’ compensation, unemployment compensation, human rights, harassment and discrimination, labour relations, immigration and citizenship (including proper completion and processing of Forms I-9 for all employees), work authorization and status, withholding of income and employment taxes, and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters, (or any of their respective officers, managers, employees or agents in their capacity as such) related to any of the foregoing, and there is no basis for any such Proceeding. The Company is in compliance with, and for the past five years has complied with, all guidance from the United States Centers for Disease Control and Prevention, all guidance and recommendations from all other applicable Governmental Authorities and all state laws, rules, regulations, ordinances and orders related to COVID-19 and the workplace, including any COVID-19 measures. Without limiting the foregoing, all persons classified by the Company or any subsidiary as an independent contractor or as self-employed do satisfy and have satisfied the requirements of all applicable Laws to be so classified.

(ii)	Neither the Company nor any of its subsidiaries has received any demand or notice with respect to a breach of any applicable health and safety Laws, the effect of which would be reasonably expected to affect operations relating to the Company Properties.

(iii)	There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of the Company or any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Company or any of its subsidiaries (or naming the Company or any of its subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Company Properties.

(hh)	Acceleration of Benefits. Except pursuant to the Company Equity Incentive Plan, the terms of this Agreement, or as set out in Section 3.1(hh) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement (either alone or in conjunction with any other event), become entitled to, (i) any retirement, severance, change of control, golden parachute, retention, bonus or other similar payment from the Company or any of its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option, restricted share unit, performance share unit or deferred share unit, or employee, director or consultant awards of the Company or any of its subsidiaries, (iii) any increase in compensation or the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries, (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its subsidiaries, or (v) limit the ability of the Company, Purchaser or any of their respective affiliates to amend, modify, terminate, or transfer the assets of any benefit plan, policy, program, contract or arrangement (including any Employee Plan).

(ii)	Pension and Employee Benefits. Neither the Company nor any of its subsidiaries has maintained, sponsored, contributed to or incurred any liability under any Employee Plan during the six year period ending on the Effective Date. Neither the Company nor any ERISA Affiliate of the Company has ever maintained, sponsored, contributed to or incurred any liability under any Multiemployer Plan or other Employee Plan that is subject to Title IV of ERISA, section 302 of ERISA or section 412 of the Code.

(jj)	Employee Matters. Any individual who performs services for the Company’s or any of its subsidiaries’ business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither the Company nor any of its subsidiaries has any liability by reason of an individual who performs or performed services for the Company’s or any of its subsidiaries’ business in any capacity being improperly excluded from participating in a benefit plan.

(kk)	Employment Withholdings. The Company has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(ll)	Intellectual Property. Neither the Company nor any of its subsidiaries owns or possesses any applied-for or registered intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names which are, individually or in the aggregate, material to the business and operations of the Company and its subsidiaries as a whole as currently conducted.

(mm)	Environment.

(i)	The Company and its subsidiaries have carried on and are currently carrying on their operations in compliance with all applicable Environmental Laws and the Company Properties and assets comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect on the Company or any of its subsidiaries;

(ii)	Each of the Company and its subsidiaries have obtained from the relevant Governmental Authorities, and are in compliance with, any material Environmental Approvals required to conduct their previous and current businesses, and such Environmental Approvals remain valid and in good standing on the date hereof;

(iii)	Except as set out in Section 3.1(mm)(iii) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) mine closure, reclamation, remediation or other post operational requirements, or (C) non-compliance with Environmental Laws;

(iv)	The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, discharge, release, transfer, produce or process Hazardous Substances, except in compliance with all Environmental Laws and except to the extent that such non-compliance would not have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Company Property, except in compliance with all Environmental Laws, and except for Releases that would not have a Company Material Adverse Effect. All Hazardous Substances handled, recycled, disposed of, discharged, released, treated or stored on or off site of the Company Properties by the Company or any of its subsidiaries have been handled, recycled, disposed of, discharged, released, treated and stored in compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not have a Company Material Adverse Effect. To the knowledge of the Company, there are no Hazardous Substances at, in, on, under or migrating from any Company Property, except in material compliance with all Environmental Laws;

(v)	To the knowledge of the Company, neither the Company nor any of its subsidiaries has treated, disposed of, discharged, released, or arranged for the treatment, disposal, discharge or release of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or any of its subsidiaries. No site or facility now or previously owned, operated or leased by the Company or any of its subsidiaries is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(vi)	Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any Company Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not have a Company Material Adverse Effect; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any Company Property or any of the assets of the Company or any of its subsidiaries;

(vii)	Neither the Company nor any of its subsidiaries has received from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. To the knowledge of the Company, there are no facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability;

(viii)	Neither the Company nor any of its subsidiaries has received from any person or Governmental Authority any demand, direction, order, notice or prosecution with respect to any Environmental Laws applicable to the Company, any Company subsidiary or any of the Company Properties and neither the Company nor any of its subsidiaries have settled any allegation of non-compliance with Environmental Laws; and

(ix)	The Company and its subsidiaries have included in the Company Due Diligence Information true and complete copies of all material environmental audits, data, assessments, studies, tests and other information which are within the possession or control of the Company or its subsidiaries relating to:

(A)	the Company Material Properties;

(B)	the condition of the Environment and environmental matters at the Company Material Properties; and

(C)	all liabilities arising or reasonably likely to arise from or in relation to the use or environmental condition of the Company Material Properties and all other assets currently or previously owned or used by the Company or its subsidiaries.

(nn)	Insurance. Each of the Company and its subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All insurance policies of the Company, other than policies of insurance relating to the Employee Plans, and its subsidiaries are disclosed in Section 3.1(nn) of the Company Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company and its subsidiaries are otherwise in compliance with the terms of such policies. The existing insurance policies of the Company are sufficient to satisfy any and all insurance coverage requirements set forth in each of the Company Material Contracts. The Company has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of claims nor claims disputed by the Company’s and its subsidiaries’ insurers. All proceedings covered by any insurance policy of the Company and its subsidiaries have been properly reported to and accepted by the applicable insurer.

(oo)	Books and Records. The corporate records and minute books of the Company and its subsidiaries have been maintained in accordance with all applicable Laws and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(pp)	Non-Arm’s Length Transactions. Except as disclosed in the Company Financial Statement, as set out in Section 3.1(pp) in the Company Disclosure Letter and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or its subsidiaries, on the one hand, and any (i) officer or director of the Company or its subsidiaries, (ii) any holder of record of 5% or more of the outstanding Company Shares or any person that, to the knowledge of the Company, beneficially owns 5% or more of the outstanding Company Shares, or (iii) any affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

(qq)	Financial Advisors or Brokers. Other than with respect to the Financial Advisor and the Independent Financial Advisor, neither the Company nor any of its subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any Alternative Transaction in relation to the Company. The Company has provided to the Purchaser as part of the Company Diligence Information correct and complete copies of the agreements under which the Financial Advisor and Independent Financial Advisor have agreed to provide services to the Company. Section 3.1(qq) of the Company Disclosure Letter sets out the amount determined to be payable to and as agreed upon with the Financial Advisor and the Independent Financial Advisor in respect of the Arrangement.

(rr)	Fairness Opinion. The Special Committee and the Company Board have received the Fairness Opinion in oral form, which opinion has not been modified, amended, qualified or withdrawn as of the date hereof. A true and complete copy of the Fairness Opinion will be provided by the Company to the Purchaser promptly following delivery by the Independent Financial Advisor.

(ss)	Special Committee and Company Board Approval. The Special Committee, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors, unanimously determined that the Share Consideration is fair to the Company Shareholders and the Arrangement is in the best interests of the Company, unanimously determined to recommend approval of the execution and delivery of this Agreement and the transactions contemplated by this Agreement to the Company Board and that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution. The Company Board, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors, unanimously determined that the Share Consideration is fair to the Company Shareholders and the Arrangement is in the best interests of the Company, unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement by the Company and unanimously resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Special Committee or the Company Board.

(tt)	Ownership of Purchaser Shares or other Securities. Neither the Company nor any of its subsidiaries or affiliates own any Purchaser Shares or any other securities of the Purchaser.

(uu)	Collateral Benefits. Except as set out in Section 3.1(uu) in the Company Disclosure Letter, as of the date hereof, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares (as determined under MI 61-101), except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(vv)	Arrangements with Securityholders. The Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(ww)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, any business practice of the Company, its subsidiaries or any of its affiliates, any acquisition of property by the Company, its subsidiaries or any of its affiliates, or the conduct of business by the Company, its subsidiaries or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(xx)	Indemnification Agreements. The Company Diligence Information contains correct and complete copies of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

(yy)	Employment, Severance and Change of Control Agreements. The Company Diligence Information contains correct and complete copies of all employment, consulting, change of control and severance agreements to which the Company is a party providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

(zz)	Equipment. Section 3.1(zz) of the Company Disclosure Letter complete and accurate description (including location) of all equipment, vehicles, parts and other personal property owned or leased by the Company and its subsidiaries, including a detailed list of each piece of equipment, vehicle, part and other personal property owned or leased by the Company and its subsidiaries that would have a retail value when new (regardless of its current condition) in excess of $5,000.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Qualification. The Purchaser has been duly formed and validly exists and is in good standing under the OBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(b)	Subsidiaries.

(i)	The Purchaser has no material subsidiaries other than the Purchaser Material Subsidiaries.

(ii)	Each of the Purchaser Material Subsidiaries is validly subsisting under its respective laws of organization and has the requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets.

(iii)	Each of the Purchaser Material Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature or character of the properties and assets owned, leased or operated by its, or the nature of its business or activities, makes such qualification necessary.

(iv)	The Purchaser is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or other equity interests of each of the Purchaser Material Subsidiaries. All of the issued and outstanding shares in the capital of the Purchaser Material Subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or bylaws, owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(c)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or, the performance by the Purchaser of its obligations hereunder or the completion of the Arrangement or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d)	Required Approvals. No material Permit, consent or approval of, or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained or made by or with respect to the Purchaser for the execution and delivery of this Agreement or, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX as are contemplated by this Agreement, including, without limitation, approval of the Purchaser Resolution by the Purchaser Shareholders;

(iv)	CFIUS Approval; and

(v)	any other authorizations, licences, permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(d), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both), conflict with, result in a violation or breach of:

(i)	any Law applicable to it, its subsidiaries or any of its properties or assets; or

(ii)	its articles or by-laws.

(f)	Capitalization.

(i)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As at September 30, 2024, there were (A) 178,759,275 Purchaser Shares issued and outstanding; (B) stock options outstanding providing for the issuance of an aggregate of 16,954,735 Purchaser Shares upon the exercise thereof; (C) US$6,000,000 in principal amount of 2020 Debentures, and (iv) US$4,000,000 in principal amount of 2022 Debentures. Except as set forth in the Purchaser Public Disclosure Record and except for the stock options and common share purchase warrants described in the preceding sentence, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other voting or equity securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other voting or equity security. All outstanding Purchaser Shares have been, and all Purchaser Shares issuable upon the exercise of stock options and common share purchase warrants in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Purchaser and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii)	There are no outstanding contractual obligation of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares.

(iii)	The Purchaser Shares are listed and posted for trading on the TSX and quoted on the OTCQB and, except for such listings and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(g)	Consideration Shares. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares.

(h)	Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser or its subsidiaries.

(i)	Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of British Columbia, Alberta, Ontario and Quebec and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws or the rules or regulations of the TSX. Trading in the Purchaser Shares on the TSX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. No inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any of the provinces of British Columbia, Alberta, Ontario and Quebec nor has the Purchaser received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. Except as set forth in this Section 3.2(i), the Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any other securities Laws. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws and the rules and policies of the TSX. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and, to the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority, or the TSX.

(j)	U.S. Securities Laws Matters.

(i)	The Purchaser is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii)	The Purchaser is not registered, and is not required to be registered, as an “investment company” pursuant to the U.S. Investment Company Act.

(iii)	The Purchaser does not have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act, nor does the Company have a reporting obligation pursuant to Section 15(d) thereof.

(k)	Purchaser Financial Statements.

(i)	The Purchaser Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those or previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Purchaser Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(ii)	Neither the Purchaser nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or its subsidiaries, in the Purchaser Public Disclosure Record.

(iii)	Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109), for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv)	Neither the Purchaser, its subsidiaries nor any Representative of the Purchaser or its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Purchaser or its subsidiaries is engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(v)	There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser.

(l)	Undisclosed Liabilities. Except as set forth in the Purchaser Public Disclosure Records and except for: (i) liabilities and obligations that are specifically presented in the Purchaser Financial Statements or disclosed in the notes thereto; (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2024; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Purchaser nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(m)	Auditors. The Purchaser’s auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Purchaser’s auditors.

(n)	Absence of Certain Changes. Since December 31, 2023, except as set forth in the Purchaser Public Disclosure Record:

(i)	the Purchaser and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice, except for the Arrangement contemplated hereby; and

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Purchaser Material Adverse Effect.

(o)	Compliance with Laws.

(i)	The business of the Purchaser and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Purchaser nor its subsidiaries have received any written notice of any alleged violation of any such Laws other than violations which have not had and would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(ii)	Neither the Purchaser nor its subsidiaries and, to the Purchaser’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and Sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act and any other applicable anti-corruption, anti-bribery, export control and Sanctions Laws of any relevant jurisdiction, (B) made, given, authorized, or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, to any Government Official in Canada, other jurisdictions in which the Purchaser or its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds to any foreign or domestic government official or employee, or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)	The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Purchaser or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(p)	Sanctions. Neither the Purchaser nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or agents is a Sanctioned Person. Neither the Purchaser nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(q)	Litigation. There is no Proceeding against or involving the Purchaser or its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Purchaser, threatened) other than proceedings which would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or any of its subsidiaries in respect of its businesses, properties or assets.

(r)	Insolvency. No act or proceeding has been taken by or against the Purchaser or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Purchaser or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. Neither the Purchaser nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or any of its subsidiaries to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(s)	Purchaser Fairness Opinion. The Purchaser Board has received the Purchaser Fairness Opinion in oral form, which opinion has not been modified, amended, qualified or withdrawn as of the date hereof. A true and complete copy of the Purchaser Fairness Opinion will be provided by the Purchaser to the Company promptly following delivery by the Purchaser Financial Advisor.

(t)	Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with management of the Purchaser and its legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Purchaser and has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Purchaser Board.

(u)	Ownership of Company Shares or other Securities. Neither the Purchaser nor any of its affiliates own any Company Shares or any other securities of the Company.

(v)	Arrangements with Securityholders. Other than the Company Support Agreements or this Agreement, the Purchaser does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, businesses or operations, with any shareholder of the Company, any interested party of the Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(w)	Certain Securities Law Matters. The Consideration Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 – Resale of Securities, will be freely tradable within Canada by the holders thereof.

(x)	Purchaser Technical Report.

(i)	The Purchaser Material Properties are the only material properties of the Purchaser for the purposes of NI 43-101.

(ii)	The Purchaser Technical Reports complied in all material respects with the requirements of NI 43-101 at the respective time of filing thereof based on information available at the time the reports were prepared. To the knowledge of the Purchaser, there has been no material change in the scientific or technical information included in the Purchaser Technical Reports since the respective dates such information was provided for purposes of the Purchaser Technical Reports that would trigger the filing of a new technical report under NI 43-101 and there is no new material scientific or technical information concerning the relevant property not included in the Purchaser Technical Reports or the documents filed by or on behalf of the Purchaser on SEDAR+ prior to the date hereof.

(iii)	The Purchaser made available to the authors of the Purchaser Technical Reports, prior to the respective issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iv)	All of the assumptions underlying the mineral resource estimates in the Purchaser Technical Reports and in the Purchaser Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources of the Purchaser, taken as a whole, from the amounts set forth in the Purchaser Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(v)	The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(vi)	The Purchaser is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there is no new material scientific or technical information concerning the relevant properties not included in the Purchaser Technical Reports.

(y)	Permits.

(i)	The Purchaser has identified, obtained, acquired or entered into, and is in compliance in all material respects with all material Permits required by applicable Laws necessary to conduct its current business as it is being conducted as of the date hereof. All such Permits are in good standing in all material respects and there has been no material default under any such Permit.

(ii)	Any and all of the Permits pursuant to which the Purchaser or any Purchaser Material Subsidiary holds an interest in the Purchaser Material Properties are valid and subsisting permits, certificates, agreements, leases, licences, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing in all material respects and to the there has been no material default under any such Permit;

(iii)	The Purchaser and the Purchaser Material Subsidiaries have complied in all material respects with the terms of all Permits issued to them in respect of the Purchaser Material Properties;

(iv)	The consummation of the Arrangement will not result in the termination, revocation, suspension, lapse or limitation of, or inability of the Purchaser to renew, any Permit; and

(v)	There are no actions, proceedings or investigations, pending or, to the knowledge of the Purchaser, threatened, against the Purchaser or the Purchaser Material Subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any material Permit.

(z)	Interest in Properties.

(i)	The Purchaser and the Purchaser Material Subsidiaries, taken together, have valid and sufficient right, title, and interest free and clear of any Lien (other than Permitted Liens) to their existing concessions, claims, licences (from landowners and authorities permitting the use of land by the Purchaser or its subsidiaries), leases, contracts, agreements, rights of way, occupancy rights, surface rights, mining claims, mill sites, mineral rights, including all water rights, water shares, or other interests in water, easements and all other real property interests in respect of the Purchaser Material Properties, in each case as are necessary to perform the operation of its business as presently owned and conducted in all material respects.

(ii)	All material mineral tenures and mineral property claims, including federal unpatented mining claims, in which the Purchaser or any of its subsidiaries has an interest or right, comprising the Purchaser Material Properties, are valid and subsisting in all material respects, and, to the knowledge of the Purchaser, have been validly located, staked, recorded and maintained in accordance with all Laws and. The Purchaser and the Purchaser Material Subsidiaries have all material surface rights and access rights relating to the Purchaser Material Properties. Each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in all material respects in the name of the Purchaser or the Purchaser Material Subsidiaries, as applicable, and free and clear of all material encumbrances and no third party or group holds any such rights that would be required by the Purchaser and the Purchaser Material Subsidiaries to so develop the Purchaser Material Properties.

(aa)	Expropriation. Neither of the Purchaser Material Properties has been taken, seized, levied upon, subject to a Lien or assessment of any Governmental Authority nor expropriated by any Governmental Authority nor has any actual or constructive notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Purchaser, is there any intent or proposal to give any such notice or to commence any such proceeding.

(bb)	Environment. The Purchaser and the Purchaser Material Subsidiaries have carried on and are currently carrying on their operations on the Purchaser Material Properties in compliance with all applicable Environmental Laws and each of the Purchaser Material Properties complies with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect on the Purchaser or any of the Purchaser Material Subsidiaries.

(cc)	Employment Matters. Neither the Purchaser nor any of its subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance, claim, charge, administrative agency investigation or arbitration proceeding is pending or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its subsidiaries.

(dd)	Health and Safety. There are no outstanding assessments, penalties, fines, liens, charges, surcharges against, or other amounts due or owing pursuant to any workplace safety and insurance legislation by, the Purchaser or any of the Purchaser Material Subsidiaries (or naming the Purchaser or any of the Purchaser Material Subsidiaries as a potentially responsible party) and neither the Purchaser nor any of the Purchaser Material Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of the Purchaser or any of the Purchaser Material Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Purchaser or any of the Purchaser Material Subsidiaries (or naming the Purchaser or any of the Purchaser Material Subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Purchaser Material Property.

(ee)	U.S. Antitrust. With respect to the assets of the Company (including assets held by entities that the Company controls) and, if different, such assets that are located in the United States, the fair market value as determined by the Purchaser is less than US$119.5 million.

(ff)	Foreign Investment. The Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.

3.3	Survival of Representations and Warranties

No investigation by or on behalf of either Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Party. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser’s prior consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Company Budget, or (iv) as is otherwise required by applicable Law or any Governmental Authority:

(a)	the businesses of the Company and its subsidiaries will be conducted only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws and in accordance with the Company Budget, the Company and its subsidiaries will comply with the terms of all Material Contracts and will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships and keep available the services of the officers, employees and consultants of the Company and its subsidiaries as a group;

(b)	the Company will fully cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor, and provide input with respect to any activities relating to the operation of the Company Properties and will not make any capital expenditures or other financial commitments other than as detailed in the Company Budget;

(c)	without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i)	alter or amend the articles, notice of articles or other constating documents of the Company or its subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or its subsidiaries (other than dividends, distributions, payments or return of capital made to the Company by its subsidiaries);

(iii)	split, divide, consolidate, combine or reclassify the Company Shares or any other securities of the Company or its subsidiaries;

(iv)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Company Option, Company Warrants or any other equity based awards), other than the issuance of Company Shares pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the date of this Agreement in accordance with their terms;

(v)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries;

(vi)	amend the terms of any securities of the Company or its subsidiaries;

(vii)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(viii)	reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(ix)	reduce the stated capital of the shares of the Company or its subsidiaries;

(x)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xi)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xii)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)	the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that the conditions in Section 7.3(b) would not be satisfied;

(e)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiaries, including without limitation with respect to the Company Properties;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)	incur any capital expenditures, enter into any agreement obligating the Company or its subsidiaries to provide for future capital expenditures other than as disclosed in the Company Budget or, other than in connection with the Bridge Loan, incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a Material Contract in existence on the date hereof;

(iv)	pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Company Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction;

(vii)	expend or commit to expend any amounts with respect to expenses for any Company Property other than as disclosed in the Company Budget; or

(viii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(ii)	except in connection with matters otherwise expressly permitted under this Section 4.1, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract or waive, release, or assign any material rights or claims thereto or thereunder;

(iii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)	neither the Company nor any of its subsidiaries will, except in the ordinary course of business, except as is necessary to comply with applicable Laws, or unless pursuant to any existing Contracts (including employment agreements) or Employee Plans in effect on the date hereof:

(i)	grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii)	grant any general salary or fee increase, pay any fee, bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business and as disclosed in the Company Disclosure Letter;

(iii)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(iv)	enter into or modify any employment or consulting agreement with any officer, director or consultant of the Company or its subsidiaries;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management);

(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)	increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(viii)	make any material determination under any Employee Plan that is not in the ordinary course of business;

(ix)	amend the Company Equity Incentive Plan, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any current or former employee, director or consultant of the Company or its subsidiaries;

(x)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance, vesting or settlement criteria or accelerate vesting or settlement under the Company Equity Incentive Plan; or

(xi)	establish, adopt, enter into, amend or terminate any collective bargaining agreement or recognize any collective bargaining representative for any employees;

(h)	the Company will use its best efforts to ensure that the Company Listed Warrants are delisted in connection with closing of the Arrangement, including without limitation, calling and holding a meeting of the holders of the Listed Company Warrants for purposes of considering a resolution approving the delisting of the Listed Company Warrants and having the Company Board recommend that holders of the Listed Company Warrants vote in favour of such resolutions;

(i)	neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(j)	the Company will cause the current insurance (or re-insurance) policies maintained by the Company and its subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided, however, that, except as contemplated by Section 4.10(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(k)	the Company will use its best efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Company Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants (including the Company Senior Management);

(l)	neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(m)	the Company and each of its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith by appropriate proceedings pursuant to applicable Laws, and (iii) keep the Purchaser reasonably informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigation;

(n)	the Company and each of its subsidiaries will not (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (ii) amend any Return or change any of its methods of reporting income or claiming deductions for Tax purposes from those employed in the preparation of its Returns for the taxation year ended December 31, 2023, except as may be required by applicable Law, (iii) make, change or revoke any material election relating to Taxes, (iv) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements), (v) enter into any tax sharing, tax allocation or tax indemnification agreement, (vi) make a request for a tax ruling to any Governmental Authority, or (vii) agree to any extension or waiver of the limitation period relating to any material Tax claim, assessment or reassessment;

(o)	the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(p)	the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(q)	the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, (C) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (D) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(r)	the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made;

(s)	the Company will use its best efforts to procure and effect the completion of the [Redacted – commercially sensitive information] and provide proof acceptable to Purchaser, acting reasonably, of the satisfaction of the [Redacted – commercially sensitive information]; and

(t)	as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

4.2	Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Company’s consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, or (iii) as is otherwise required by applicable Law or any Governmental Authority:

(a)	the Purchaser and the Purchaser Material Subsidiaries will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships in all material respects and to keep available the services of its officers, employees and consultants of the Purchaser and the Purchaser Material Subsidiaries as a group;

(b)	the Purchaser will not, directly or indirectly:

(i)	alter or amend its articles, by-laws or other constating documents in a manner that would be materially adverse to the Company Shareholders;

(ii)	amend the Purchaser Shares in a manner that would be materially adverse to the Company Shareholders;

(iii)	split, divide, consolidate, combine or reclassify the Purchaser Shares or any other securities of the Purchaser in a manner that would be materially adverse to the Company Shareholders;

(iv)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Purchaser or any of the Purchaser Material Subsidiaries; or

(v)	amalgamate or merge the Purchaser with any other person;

(c)	the Purchaser will immediately notify the Company orally and then promptly notify the Company in writing of (i) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (ii) any breach of this Agreement by the Purchaser, or (iii) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that the conditions in Section 7.2(b) would not be satisfied; and

(d)	as is applicable, the Purchaser will not, and will not cause or permit the Purchaser Material Subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.3	Filings; Other Proceedings; Notifications

(a)            Subject to Section 4.3(b) in respect of the CFIUS Approval, the Parties shall use commercially reasonable efforts to obtain, or cause to be obtained, as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority or any third party in order to consummate the transactions contemplated hereby, including, for certainty, the CFIUS Approval. The Parties will use, and will cause their subsidiaries to use, their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and Law to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party.

(b)            In respect of the CFIUS Approval, the Parties shall prepare and submit a CFIUS declaration to CFIUS as soon as reasonably practicable, but no later than ten Business Days after the date of this Agreement. If, at the conclusion of CFIUS’ 30 day assessment period following the submission of such CFIUS declaration, CFIUS requests or requires that the Parties submit a CFIUS notice, the Parties shall prepare and submit a draft CFIUS notice to CFIUS with respect to the Arrangement as soon as reasonably practicable thereafter, but in no event later than 15 Business Days after the CFIUS notice is requested or required by CFIUS. After receipt of confirmation that CFIUS has no further comments or inquiries related to the draft CFIUS notice, the Parties shall promptly submit a formal CFIUS notice to CFIUS with respect to the Arrangement. The Purchaser shall be solely responsible for the filing fee in connection with the CFIUS joint written notice, in the event that they submit such a notice.

(c)            Without limiting the generality of Section 4.3(a), the Parties shall:

(i)	cooperate with each other in connection with the filings referred to in this Section 4.3 and keep each other informed of the status of those filings;

(ii)	consult with each other as to each step of the procedure before the relevant Governmental Authorities and the content of all communications with the relevant Governmental Authorities;

(iii)	exchange with each other all information in their respective possession that is required in connection with the filings referred to in this Section 4.3;

(iv)	consult and cooperate with each other in connection with any appearances, presentations, arguments and proposals to be made in connection with the filings referred to in this Section 4.3;

(v)	provide each other with advance copies and reasonable opportunity to comment on all documents and information to be supplied to or filed with the relevant Governmental Authorities;

(vi)	consult with each other as to how to respond appropriately to any request from a Governmental Authority for documents or information and in good faith respond to that request as soon as reasonably practicable;

(vii)	request that the other Party be permitted to attend any meetings with or appearances before the relevant Governmental Authorities, to the extent permitted by those Governmental Authorities; and

(viii)	provide each other with copies of all notices from, filings, submissions and the details of any communications with, the relevant Governmental Authorities, promptly after the receipt of those notices or the occurrence of those filings, submission and communications, provided that, subject to Section 4.3(g) and Section 4.3(i), neither the Purchaser nor the Company shall be obligated to disclose to the other any communication to CFIUS or other information that the Purchaser or the Company considers to be competitively sensitive, proprietary or confidential.

(d)            Subject to the proviso in Section 4.3(c)(viii), the Company and the Purchaser each will, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Purchaser, the Company or any of their respective Affiliates to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby, including, for certainty, the CFIUS Approval.

(e)            Subject to Law and as required by any Governmental Authority, and subject to the proviso in Section 4.3(c)(viii), the Company and the Purchaser each will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Purchaser or the Company, as the case may be, or any of its Affiliates, from any third party and/or any Governmental Authority with respect to such transactions, as well as with final copies of any submissions or filings to, or material communications with, any Governmental Authorities, including, for certainty, the CFIUS Approval.

(f)            Subject to the terms and conditions set forth in this Agreement, the Company and the Purchaser each agree to take or cause to be taken the following actions:

(i)	the prompt use of its commercially reasonable efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated hereby;

(ii)	the prompt use, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the Arrangement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated hereby, of its commercially reasonable efforts to, modify, reverse, suspend or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation; and

(iii)	the prompt use of its commercially reasonable efforts to defend all Proceedings against the Company or the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

(g)            Where a Party (or its Affiliates) is required to provide any document or information (in this Section 4.3 only, the “Disclosing Party”) to the other Party (or its Affiliates) (the “Receiving Party”) in accordance with this Section 4.3, the Disclosing Party shall not be required to provide to the Receiving Party any document or information that it reasonably considers to be competitively sensitive, provided, that, in such circumstance, the Disclosing Party shall provide the document or information to Receiving Party’s external legal counsel on an “external counsel only basis” and shall promptly provide a redacted version of such document or information to the Receiving Party.

(h)            Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, any of the Purchaser, the Company, or any of their Affiliates to agree to, or to accept or suffer to have imposed upon it, with respect to the Purchaser, the Company, or any of their Affiliates, any condition or mitigation that would require any of them to (i) sell, hold separate, divest, or discontinue, before or after the Closing, any material assets, businesses, or interests of the Purchaser, the Company, or any of their Affiliates; (ii) accept any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses, or interests that could reasonably be expected to materially adversely impact the economic or business benefits to Purchaser of the Arrangement contemplated under this Agreement or be otherwise materially adverse to the Purchaser, the Company, or Affiliates; or (iii) make any material modification or waiver of the terms and conditions of this Agreement (any of the foregoing actions identified in (i), (ii), or (iii) a “Burdensome Condition”).

(i)            Where a Party’s external counsel participates in a communication or meeting with a Governmental Authority on an external counsel only basis (in this Section 4.3 only, the “Excluded Party”), the other Party shall promptly provide the Excluded Party with a redacted summary of that meeting or communication.

4.4	Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, each Party (the “Providing Party”) will afford to the other Party and its Representatives (the “Accessing Party”) until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information or Purchaser Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided however that (a) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and (b) other than in circumstances where access to or disclosure of any information or documents would not result in the loss of attorney-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to attorney-client privilege. Subject to compliance with applicable Laws and such requests not materially and unduly interfering with the ordinary conduct of the business of the Company, the Company and its subsidiaries will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Purchaser and the Company and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.3, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of a Party, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

4.5	Covenants of the Company Regarding the Arrangement

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a)	subject to the Purchaser’s prior review and approval as contemplated by Section 2.2(a), publicly announcing the execution of this Agreement, the support of the Company Board of the Arrangement (including the voting intentions of each Supporting Company Shareholder referred to in Section 2.5(d)) and the Company Board Recommendation;

(b)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Material Contracts in order to complete the Arrangement;

(c)	cooperating with the Purchaser in connection with, and using its commercially reasonable efforts to assist the Purchaser in obtaining the waivers, consents and approvals referred to in Section 4.6(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Company will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(d)	using its commercially reasonable efforts to carry out all actions necessary to be taken by it in order to ensure, assuming that the Final Order is granted by the Court, the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act for the issuance of all Purchaser Shares issued to Company Shareholders in exchange for their Company Shares pursuant to the Arrangement; and

(e)	upon reasonable consultation with the Purchaser, using commercially reasonable efforts to oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

(f)	In the event that the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) (an “Alternative Transaction”) whereby the Purchaser and/or its affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to the Company and the Company Shareholders which are substantially equivalent to or better than those contemplated by this Agreement (the “Alternative Transaction Conditions”), the Company shall consider such Alternative Transaction in good faith and if the Company determines, acting reasonably, that the Alternative Transaction Conditions are satisfied, it will support the completion of such Alternative Transaction in the same manner as the Arrangement, and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

4.6	Covenants of the Purchaser Regarding the Arrangement

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including (without limiting the obligations of the Purchaser in Article 2):

(a)	subject to the Company’s prior review and approval as contemplated by Section 2.3(a), publicly announcing the execution of this Agreement and the support of the Purchaser Board of the Arrangement;

(b)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.5(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(c)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Purchaser and its subsidiaries from other parties to any material Contracts to which the Purchaser is a party in order to complete the Arrangement;

(d)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(e)	upon reasonable consultation with the Company, using commercially reasonably efforts to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(f)	forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(g)	applying for and using commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Consideration Shares, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSX;

(h)	at or prior to the Effective Time, allotting and reserving for issuance a sufficient number of Purchaser Shares to meet the obligations of Purchaser under the Plan of Arrangement.

4.7	Mutual Covenants of the Parties Regarding the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order, decree, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c)	promptly notify the other Party of:

(i)	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any communication from any Governmental Authority in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(d)	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

4.8	Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	as soon as reasonably practicable, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Authorities required or advisable, and shall use commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party.

(b)	no Party shall extend or consent to any extension or refuse to consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(c)	all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Authority in respect of any Regulatory Approvals shall be paid by the Purchaser;

(d)	each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(e)	each Party shall permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence, communications or other documents (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence, communications or other documents provided to a Governmental Authority, or any communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals;

(f)	each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, no Party shall participate in any meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend, provided, however, that this obligation shall not extend where competitively sensitive information may be discussed or communicated, in which case the other Party’s outside legal counsel shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, shall have the right to participate in any such meetings on an external counsel-only basis;

(g)	with respect to Section 4.8(f) above, where a Party (in this Section 4.8 only, the “Disclosing Party”) provides any applications, notices, filings, submissions, undertakings, correspondence, communications or other documents to the other Party (the “Receiving Party”) on an external counsel-only basis, the Disclosing Party shall also provide the Receiving Party with a redacted version of any such applications, notices, filings, submissions, undertakings, correspondence, communications or other documents;

(h)	the Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals more difficult or challenging, or reasonably be expected to delay the obtaining of Regulatory Approvals; and

(i)	the Purchaser is under no obligation to take any steps or actions that would materially adversely affect the Purchaser’s right to own, use or exploit its business, operations or assets or those of its affiliates, the Company or its subsidiaries or to negotiate or agree to the sale, divestiture or disposition by the Purchaser of its business, operations or assets or those of its affiliates, the Company or its subsidiaries, or to any form of behavioral remedy including an interim or permanent hold separate order.

4.9	Employment Matters

(a)            Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and to cause its subsidiaries to cause, all directors and officers of the Company and its subsidiaries, to provide resignations and releases of all claims against the Company (excluding, to the extent applicable, any claims arising from (1)  any rights to indemnity that the employee may have under applicable Law, including the BCBCA or the constating documents of the Company, or any agreement with the Company; (2) any rights to contribution or indemnification that the employee may have with respect to coverage under any applicable director's and officer's insurance policy of the Company, and (3) any amounts payable pursuant to the Arrangement) or, at the written request of the Purchaser, shall terminate such officers and consultant effective as at the Effective Time.

(b)            The Purchaser agrees that it shall cause the Company, its subsidiaries and any successor to the Company (including any Surviving Corporation) to honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries that are fully and completely disclosed in Section 3.1(ff)(iii) of the Company Disclosure Letter, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of the Company and in form and substance satisfactory to the Purchaser, acting reasonably.

(c)            The Company shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the payments contemplated in this Section 4.9.

(d)            If so requested by the Purchaser, the Company shall cause, and cause its subsidiaries to cause, the termination of any Consultant of the Company effective as of the Effective Time.

4.10	Indemnification and Insurance

(a)            The Parties agree that all rights to indemnification now existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Company Disclosure Letter and copies of which are available in the Company Diligence Information, and, as of the Effective Time, will survive the completion of the Plan of Arrangement and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b)            Prior to the Effective Time, notwithstanding any other provision hereof, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the cost of such policies shall not exceed 250% of the current annual premium for policies currently maintained by the Company or its subsidiaries.

(c)            The provisions of this Section 4.10 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 4.10 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

4.11	Pre-Acquisition Reorganization

(a)            The Company shall use its commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company, acting reasonably: (i) would require the Company to obtain the prior approval of the Company Shareholders in respect of such Pre-Acquisition Reorganization; (ii) would materially impede, delay or prevent the consummation of the Arrangement (including giving rise to litigation by third parties); or (iii) could be prejudicial to the Company or Company Shareholders or other securityholders, as a whole, in any respect.

(b)            Without limiting the foregoing and other than as set forth in clause (a) above, the Company shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date. In addition:

(i)	the Purchaser agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses (including actual out-of-pocket costs and expenses for filing fees and external counsel), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization if, after participating in any Pre-Acquisition Reorganization, the Arrangement is not completed (other than due to a breach by the Company or any of its subsidiaries of the terms and conditions of this Agreement or in circumstances that would give rise to the payment of the Termination Fee by the Company to the Purchaser);

(ii)	unless the Parties otherwise agree in writing, acting reasonably, the Parties shall seek to have any Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date but after the Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 7.1 and Section 7.3 and shall have confirmed in writing that it is prepared to promptly without condition proceed to effect the Arrangement. The completion of the Pre-Acquisition Reorganizations, if any, shall not be a condition of the completion of the Arrangement;

(iii)	any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company’s material operations prior to the Effective Time;

(iv)	any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract;

(v)	the Company shall not be obligated to take any action that could result in any adverse Tax or other consequences to any Company Shareholders that are incrementally greater than the Taxes or other consequences that would have resulted to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(vi)	such cooperation does not require the directors, officers or employees of the Company to take any action in any capacity other than as a director, officer or employee, as applicable.

(c)            The Purchaser acknowledges and agrees that any planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

Article 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals

(a)            Except as expressly provided in this Article 5 or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing (which consent may be withheld, conditioned or delayed in the Purchaser’s sole and absolute discretion), until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company shall not and shall cause its subsidiaries and their respective Representatives to not, directly or indirectly through any other person:

(i)	make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement)), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal; or

(ii)	participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal; or

(iii)	make or propose publicly to make a Company Change of Recommendation; or

(iv)	agree to, approve, accept, recommend, enter into, or propose publicly to agree to, approve, accept, recommend or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with terms hereof); or

(v)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval or recommendation of the Company Board of the transactions contemplated hereby.

(b)            The Company shall, and shall cause its subsidiaries and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Company or any of its Representatives or its subsidiaries and their Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection with such termination, the Company will immediately discontinue access to and disclosure of any and all information including its confidential information, and access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives) and will as soon as possible, and in any event within two Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or its subsidiaries previously provided in connection therewith to any person (other than the Purchaser and its Representatives) to the extent such confidential information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c)            Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the approval of the Arrangement Resolution by Company Shareholders that did not result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may (i) furnish or provide access to or disclosure of information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, if and only if (y) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution, and (z) the Company provides to the Purchaser any non-public information concerning the Company that it intends to provide to such person that was not previously provided to the Purchaser or its Representatives prior to providing to such person, and (ii) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal, if consummated in accordance with its terms would reasonably be expected to constitute a Superior Proposal.

(d)            The Company shall promptly (and, in any event, within 24 hours of receipt by the Company) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal. Thereafter, the Company will keep the Purchaser promptly and fully informed of the status, developments and details of any such Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

(e)            Except as expressly permitted by this Section 5.1, neither the Company Board, nor any committee thereof shall: (i) make a Company Change of Recommendation; (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Company Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an “Acquisition Agreement”) with respect to any Acquisition Proposal; or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(f)            Notwithstanding anything to the contrary contained in Section 5.1(e), in the event the Company receives a bona fide Acquisition Proposal from any person after the date hereof and prior to the approval of the Arrangement Resolution by Company Shareholders that the Company Board has determined is a Superior Proposal, then the Company Board may, prior to the approval of the Arrangement Resolution by Company Shareholders, make a Company Change of Recommendation or enter into an Acquisition Agreement with respect to such Superior Proposal, but only if:

(i)	the Company has been, and continues to be, in compliance with the terms of this Article 5 in all material respects;

(ii)	the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Company Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Company Board intends to make a Company Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal, in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Superior Proposal, and, a written notice from the Company Board regarding the value or range of values in financial terms that the Company Board has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(iii)	a period of five full Business Days (the “Superior Proposal Notice Period”) shall have elapsed from the later of the date the Purchaser received the notice and documents from the Company referred to in Section 5.1(f)(ii) and, if applicable, the notice from the Company Board with respect to any non-cash consideration as contemplated in Section 5.1(f)(ii), and the date on which the Purchaser received the summary of material terms and copies of agreements and supporting materials set out in Section 5.1(f)(ii);

(iv)	if the Purchaser has proposed to amend the terms of the Arrangement in accordance with Section 5.1(g), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser;

(v)	in the event the Company intends to enter into an Acquisition Agreement, the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(iii) [Superior Proposal]; and

(vi)	the Company has previously paid, or concurrently pays, to the Purchaser the Termination Fee pursuant to Section 5.2.

(g)            The Company acknowledges and agrees that during the Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, in its sole discretion, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement in accordance with this Section 5.1(g). The Company Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal that previously constituted a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s Representatives, without the Purchaser’s prior written consent. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and the Parties will amend the terms of this Agreement and the Arrangement to reflect such offer made by the Purchaser, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Company Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser’s offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, make a Company Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal.

(h)            Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 5.1(f) and shall require a new five full Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(iii) with respect to such new Acquisition Proposal. In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 5.1(f)(ii) on a date that is less than 10 Business Days prior to the Company Meeting, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than 10 days after the scheduled date of such Company Meeting, provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

(i)            The Company Board shall reaffirm the Company Board Recommendation by news release promptly after (i) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Company Board makes the determination referred to in Section 5.1(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of this Agreement and the Arrangement. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Company shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its outside legal counsel. Such news release shall state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j)            The Company will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to an Acceptable Confidentiality Agreement described in this Section 5.1 or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(k)            Notwithstanding the foregoing or any other provisions of this Agreement, the Company Board has the right to respond, within the time and in the manner required by NI 62-104 and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal or otherwise as required or permitted by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, provided that (i) in the good faith judgement of the Company Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company provides the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors’ circular or otherwise, and (iii) the Company considers all reasonable amendments to such disclosure as requested by the Purchaser and its outside legal counsel, acting reasonably. Further, nothing in this Agreement shall in any event prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law; provided that the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.1(k) and shall give reasonable consideration to such comments.

(l)            The Company represents and warrants that it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenant to which it or any of its subsidiaries is party. The Company agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(l)), and (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof. The Company shall forthwith, if provided for in a confidentiality agreement with such person, and in any event within two Business Days after the date of this Agreement, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with the Company to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(m)            Without limiting the generality of the foregoing, the Company shall ensure that its subsidiaries and their respective Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its subsidiaries or their respective Representatives.

(n)            Nothing contained in this Agreement shall prohibit the Company or the Company Board from calling and/or holding a shareholder meeting requisitioned by shareholders in accordance with the BCBCA or complying with any order of a Governmental Authority that was not solicited, supported or encouraged by the Company or any of its representatives.

5.2	Purchaser Change in Recommendation

The Purchaser covenants and agrees that it shall not withdraw, amend, modify or qualify, in a manner adverse to the Company or fail to publicly affirm (without qualification) the Purchaser Board Recommendation within four Business Days (and in any case prior to the Purchaser Meeting) after having been requested in writing by the Company to do so (acting reasonably) provided however that, if the Purchaser Board determines, in good faith and based upon the advice of its outside legal counsel, that a fact or circumstance that was known but not disclosed by the Company occurred prior to the date of this Agreement or that a fact or circumstance has occurred since the date of this Agreement and, as a result of the occurrence of such fact or circumstance, continuing to make the Purchaser Board Recommendation would constitute a violation of its fiduciary and statutory duties under applicable Law (including in accordance with MI 61-101 and the interpretive guidance promulgated under Multilateral Staff Notice 61-302), then the Purchaser Board may submit the Purchaser Resolution to Purchaser Shareholders without recommendation or may withdraw its support for the Arrangement (a “Purchaser Change in Recommendation”), in the Purchaser Board’s sole discretion, although the approval of the Purchaser Resolution by the Purchaser Shareholders shall be sought, including the holding of the Purchaser Meeting, if applicable, unless the Company otherwise agrees.

5.3	Termination Fee

(a)            “Termination Fee Event” means any of the following events:

(i)	this Agreement shall have been terminated:

(A)	by either the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(b)(ii) [Failure to Obtain Company Shareholder Approval]; or

(B)	by the Purchaser pursuant to Section 6.1(c)(iii) [Breach of Company Representations, Warranties or Covenants],

and both: (x) prior to such termination, a bona fide Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders after the date hereof and prior to the Company Meeting; and (y) the Company shall have either (1) completed any Acquisition Proposal, within 12 months after this Agreement is terminated or (2) entered into an Acquisition Agreement, in respect of any Acquisition Proposal or the Company Board shall have recommended any Acquisition Proposal, in each case, within 12 months after this Agreement is terminated, and such Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 12-month period); provided, however, that for the purposes of this Section 5.3(a)(i), all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”;

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Company Change of Recommendation];

(iii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Material Breach of Company Non-Solicitation Covenants];

(iv)	this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Company Shareholder Approval], if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 6.1(c)(i) [Company Change of Recommendation]; or

(v)	this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(iii) [Superior Proposal].

(b)            If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of C$5,000,000 (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser as follows:

(i)	in the case of a Termination Fee Event referred to in Section 5.3(a)(i), the Company shall pay the Termination Fee to the Purchaser on or prior to completion of the applicable Acquisition Proposal;

(ii)	in the case of a Termination Fee Event referred to in Section 5.3(a)(ii), 5.3(a)(iii) or 5.2(a)(iv) the Company shall pay the Termination Fee to the Purchaser within one Business Day following such termination; or

(iii)	in the case of a Termination Fee Event referred to in Section 5.2(a)(v), the Company shall pay the Termination Fee to the Purchaser concurrently with such termination.

(c)            In the event that either Party terminates this Agreement pursuant to Section 6.1(b)(ii) [Failure to Obtain Company Shareholder Approval] and the Purchaser Resolution has been approved by the Purchaser Shareholders at the Purchaser Meeting or in writing in accordance with applicable Laws and as contemplated herein, the Company shall reimburse the Purchaser in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement and this Agreement up to a maximum amount of $450,000. Such reimbursement shall be made by wire transfer in immediately available funds within three Business Days following such termination to an account specified by the Purchaser. Each of the Parties hereby acknowledges that in the event the Termination Fee is paid by the Company in accordance with Section 5.3(b), this Section 5.3(c) shall not apply and no reimbursement under this Section 5.3(c) shall be payable by the Company.

(d)            In the event that either Party terminates this Agreement pursuant to Section 6.1(b)(iii) [Failure to Obtain Purchaser Shareholder Approval] and the Arrangement Resolution has been approved by the Company Shareholders at the Company Meeting in accordance with applicable Laws, the Purchaser shall reimburse to the Company in respect of the reasonable and documented expenses it has actually incurred in respected of the Arrangement and this Agreement up to a maximum amount of $450,000. Such reimbursement shall be made by wire transfer in immediately available funds within three Business Days following such termination to an account specified by the Company.

(e)            Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the other from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder. The Purchaser shall pay all filing fees or similar fees payable to a Governmental Authority and applicable Taxes in connection with a Regulatory Approval.

(f)            Each of the parties acknowledges that the agreements contained in this Section 5.2 are an integral part of the transactions contemplated in this Agreement and that without these agreements, the Parties would not enter into this Agreement.

(g)            Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s right to receive such payment under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section  5.2 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section  5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section  5.2 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Article 6
TERMINATION

6.1	Termination

(a)            Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)            Termination by either the Company or the Purchaser. This Agreement may be terminated at any time prior to the Effective Time by either the Company or the Purchaser, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or whose breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)	the Company Meeting is duly convened and held and the Arrangement Resolution is not approved by the Company Shareholders in accordance with applicable Laws and the Interim Order;

(iii)	the Purchaser Meeting is duly convened and held and the Purchaser Resolution is not approved by the Purchaser Shareholders in accordance with applicable Laws or if the Purchaser Shareholder Approval is sought by written consent and is not obtained; or

(iv)	after the date hereof, any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate this Agreement under this Section 6.1(b)(iv) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement.

(c)            Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time, if:

(i)	either: (A) the Company Board or any committee thereof fails to publicly make a recommendation that the Company Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(d) and Section 5.1(i) or the Company or the Company Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser, the Company Board Recommendation (it being understood that publicly taking no position or a neutral position by the Company and/or the Company Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced, or beyond the date which is one day prior to the Company Meeting, if sooner) shall be deemed to constitute such a withdrawal, modification, qualification or change; (B) the Purchaser requests that the Company Board reaffirm its recommendation that the Company Shareholders vote in favour of the Arrangement Resolution and the Company Board shall not have done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Company Meeting; or (C) the Company and/or the Company Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal (each of the foregoing a “Company Change of Recommendation”);

(ii)	the Company breaches Section 5.1 in any material respect;

(iii)	subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 to not be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured, and provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)	a Company Material Adverse Effect has occurred after the date of this Agreement and is continuing.

(d)            Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time, if:

(i)	subject to compliance with Section 6.3, the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 to not be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured, and provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied;

(ii)	a Purchaser Material Adverse Effect has occurred after the date of this Agreement and is continuing; or

(iii)	at any time prior to the approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.1(f), provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 5.2.

6.2	Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that (i) any liability of the Company to pay a Termination Fee that is unpaid at the time of termination of this Agreement, and (ii) the provisions of Section 4.3, Section 5.2, this Section 6.2 and Article 8 (other than Section 8.8), shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 10 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been given prior to the making of the application for the Final Order or the date of the Company Meeting, such application and/or such meetings, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of the Purchaser and the Company at any time:

(a)	the Arrangement Resolution shall have been approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b)	each of the Interim Order and Final Order shall have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	the necessary conditional approvals of the TSXV shall have been obtained;

(d)	the necessary conditional approvals of the TSX shall have been obtained, including in respect of the listing and posting for trading of the Consideration Shares thereon;

(e)	the CFIUS Approval shall have been obtained without the imposition by CFIUS of any Burdensome Condition;

(f)	no Law shall have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken, or be pending or be threatened under any Laws by any person or by any Governmental Authority (whether temporary, preliminary or permanent) to make the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or threatens to do so or that would prohibit or restrict the ownership or operation of the Company, its subsidiaries or the Company Properties by the Purchaser or its affiliates, or compel the Purchaser or its affiliates to dispose of or hold separate any material portion of the business or assets of the Purchaser or its affiliates, the Company or any of the Company's subsidiaries as a result of the Arrangement;

(g)	the Consideration Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and exemptions under applicable state securities laws, provided, however, that the Company shall be not entitled to the benefit of the conditions in this subsection 7.1(g), and shall be deemed to have waived such condition in the event that the Company fails to advise the Court prior to the hearing in respect of the Final Order that the parties intend to rely upon the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act, provided by Section 3(a)(10) thereof, with respect to the issuance of all Purchaser Shares issued to Company Shareholders in exchange for their Company Shares;

(h)	this Agreement will not have been terminated in accordance with its terms.

7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Purchaser in Section 3.2 shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Section 3.2(a) [Organization and Qualification], Section 3.2(c) [Authority Relative to this Agreement], Section 3.2(f)(i) [Capitalization] and Section 3.2(n) [No MAE]) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Company hereunder that the representations and warranties made by the Purchaser in Section 3.2(a) [Organization and Qualification], Section 3.2(c) [Authority Relative to this Agreement], Section 3.2(f)(i) [Capitalization] (other than de minimis inaccuracies), Section 3.2(n) [No MAE] and Section 3.2(y) [Interest in Properties] must be accurate in all respects when made and as of the Effective Date;

(c)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Purchaser Material Adverse Effect which is continuing at the time of closing;

(d)	the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(e)	the Purchaser shall have complied with its obligations under Section 2.12 and the Depositary shall have confirmed receipt of the Consideration Shares.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Section 3.1(a)(i) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization], Section 3.1(o)(ii) [No MAE] and Section 3.1(u) [Interest in Properties]), which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the representations and warranties made by the Company in Section 3.1(a)(i) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization] (other than de minimis inaccuracies), Section 3.1(o)(ii) [No MAE] and Section 3.1(u) [Interest in Properties] must be accurate in all respects when made and as of the Effective Date;

(c)	Company Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Company Shareholders representing not more than 5% of the Company Shares then outstanding);

(d)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Company Material Adverse Effect which is continuing at the time of closing;

(e)	the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), 7.3(b), 7.3(c) and 7.3(d), have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(f)	all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any Material Contract which the Purchaser, acting reasonably, has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to the Purchaser, acting reasonably;

(g)	the [Redacted – commercially sensitive information] shall have been satisfied to the satisfaction of the Purchaser, acting reasonably; and

(h)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or restriction on the acquisition by the Purchaser of any Company Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; or

(iii)	imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares.

Article 8
GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic mail addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

IsoEnergy Ltd.

217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Attention:       Philip Williams

E-mail:              [redacted – personal contact information]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 3200, Bay Adelaide Centre – North Tower
40 Temperance St.
Toronto, ON M5H 0B4

Attention:       Jamie Litchen
Email:               jlitchen@cassels.com

(b)	if to the Company:

Anfield Energy Inc.

2005 – 4390 Grange Street,

Burnaby, British Columbia V5H 1P6

Attention:       Corey Dias

E-mail:              [redacted – personal contact information]

with a copy (which will not constitute notice) to:

DuMoulin Black LLP

1111 West Hastings Street, 15th Floor
Vancouver, BC V6E 2J3

Attention:        David Gunasekera

E-mail:              DGunasekera@dumoulinblack.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given during such hours on any day.

8.2	Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4	Third Party Beneficiaries

Except as provided in Section 4.10 which, without limiting its terms, is intended for the benefit of the present and former directors and officers of the Company and its subsidiaries, as and to the extent applicable in accordance with its terms (collectively, the “Third-Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties acknowledge to each of the Third-Party Beneficiaries their direct rights against the applicable Party under Section 4.10, which are intended for the benefit of, and shall be enforceable by, each Third-Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company shall hold the rights and benefits of Section 4.10 in trust for and on behalf of the Third-Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third-Party Beneficiaries.

8.5	Time of Essence

Time is of the essence of this Agreement.

8.6	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.7	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.8	Amendment

(a)            Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(b)            Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

8.9	Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Party hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.10	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.12	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.13	Injunctive Relief

Subject to Section 5.3(g), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

8.14	No Personal Liability

(a)            No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b)            No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.15	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ISOENERGY LTD.

By:	(Signed) “Philip Williams”
	Name:	Philip Williams
	Title:	Chief Executive Officer

ANFIELD ENERGY INC.

By:	(Signed) “Corey Dias”
	Name:	Corey Dias
	Title:	Chief Executive Officer

Schedule A
Form of Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of October 1, 2024 between the Purchaser and the Company (including the Schedules attached thereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(c)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting to approve the Arrangement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

(f)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(g)	“Company” means Anfield Energy Inc., a corporation existing under the laws of the Province of British Columbia;

(h)	“Company Board” means the board of directors of the Company;

(i)	“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(j)	“Company Option In-The-Money-Amount” means, in respect of a Company Option, the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

(k)	“Company Equity Incentive Plan” means the share option plan of the Company dated May 21, 2024, which plan was most recently approved by the Company Shareholders on June 28, 2024;

(l)	“Company Optionholder” means a holder of one or more Company Options;

(m)	“Company Options” means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Equity Incentive Plan;

(n)	“Company Shareholder” means a holder of one or more Company Shares;

(o)	“Company Shares” means the common shares without par value in the capital of the Company;

(p)	“Company Warrants” means, collectively, (i) the 47,726,100 Company Share purchase warrants issued on December 20, 2023 with an exercise price of C$0.10 per share, (ii) the 1,966,170 Company Share broker warrants issued on December 20, 2023 with an exercise price of C$0.10 per share, (iii) the 40,910,000 Company Share purchase warrants issued on July 10, 2023 with an exercise price of C$0.085 per share, (iv) the 4,636,800 Company Share broker warrants issued on July 10, 2023 with an exercise price of C$0.055 per share, and (v) 125,000,000 Company Share purchase warrants issued on June 3, 2022 with an exercise price of C$0.18 per share; (vi) 42,105,263 Company Share broker warrants issued on October 6, 2023 with an exercise price of C$0.095 per share; (vii) 4,000,000 Company Share broker warrants issued on June 26, 2024 with an exercise price of C$0.095 per share; and (viii) 96,272,918 Company share purchase warrants issued on June 6, 2022 with an exercise price of $0.18 per share.

(q)	“Consideration” means the consideration to be received by each Company Shareholder (other than a Dissenting Company Shareholder or the Purchaser) pursuant to the Plan of Arrangement in consideration for Company Shares held by each Company Shareholder consisting of 0.031 of a Purchaser Share for each Company Share;

(r)	“Consideration Shares” means the Purchaser Shares to be issued pursuant to the Arrangement;

(s)	“Court” means the Supreme Court of British Columbia, or other court as applicable;

(t)	“Depositary” means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing by each of the parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

(u)	“DRS statement” means a direct registration statement;

(v)	“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(w)	“Dissenting Company Shareholder” means a registered Company Shareholder who (i) has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Plan of Arrangement and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(x)	“Effective Date” means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after the satisfaction or waiver (subject to applicable Laws) of all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date) and delivery of all documents agreed to be delivered thereunder to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three Business Days following the satisfaction or waiver (subject to applicable Laws) of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date);

(y)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(z)	“Exchange Ratio” means 0.031;

(aa)	“fair market value” means with reference to a Company Share, the closing price of a Company Share on the TSXV on the last trading day immediately prior to the Effective Date, and with reference to a Purchaser Share, the closing price of the Purchaser Share on the TSX on the last trading day immediately prior to the Effective Date.

(bb)	“Final Order” means the order of the Court approving the Arrangement under Section 291(4) of the BCBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(cc)	“Former Company Shareholders” means the Company Shareholders immediately prior to the Effective Time;

(dd)	“Governmental Authority” means (a) any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX or the TSXV;

(ee)	“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 291(2) of the BCBCA as contemplated by the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

(ff)	“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

(gg)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Company Shareholders providing for the delivery of Company Shares to the Depositary;

(hh)	“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ii)	“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented from time to time in accordance with Section 8.8 of the Arrangement Agreement and this plan of arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(jj)	“Purchaser” means IsoEnergy Ltd., a corporation existing under the laws of the Province of Ontario;

(kk)	“Purchaser Shares” means common shares in the capital of the Purchaser;

(ll)	“Replacement Option” has the meaning ascribed thereto in Article 3(c);

(mm)	“Replacement Option In-The-Money Amount” means in respect of a Replacement Option the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

(nn)	“Tax Act” means the Income Tax Act (Canada), as amended;

(oo)	“TSX” means the Toronto Stock Exchange;

(pp)	“TSXV” means the TSX Venture Exchange; and

(qq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Article 2
ARRANGEMENT AGREEMENT AND BINDING EFFECT

Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement.

Binding Effect

As of and from the Effective Time, this Plan of Arrangement will become effective and shall be binding upon the Purchaser, the Company, all registered and beneficial Company Shareholders, Company Optionholders, the Dissenting Company Shareholders, the registrar and transfer agent of the Company, the Depositary and all other persons at and after the Effective Time, without any further act or formality required on the part of any person.

Article 3
ARRANGEMENT

Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	each Company Share held by a Dissenting Company Shareholder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser in consideration for a debt claim against the Purchaser for an amount as determined under Article 4 hereof, and:

(a)	such Dissenting Company Shareholder shall cease to be the holder of each such Company Share or to have any rights as a Company Shareholder other than the right to be paid the fair value for each such Company Share as set out in Article 4; and

(b)	the name of such Dissenting Company Shareholder shall be removed from the register of the Company Shareholders maintained by or on behalf of Company;

(b)	each Company Share (excluding any Company Shares held by a Dissenting Company Shareholder or the Purchaser or any subsidiary of the Purchaser) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in exchange therefor, the Purchaser shall issue the Consideration for each Company Share, subject to 3.3 and Article 5, and:

(a)	the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be issued the Consideration by the Purchaser in accordance with this Plan of Arrangement;

(b)	such holders’ names shall be removed from the register of the Company Shareholders maintained by or on behalf of the Company; and

(c)	the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(c)	each Company Option outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Company Shares and shall be exchanged in accordance with the Plan of Arrangement for an option issued in accordance with the Purchaser Equity Incentive Plan (a “Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to: (i) the Exchange Ratio, multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as set out above, all terms and conditions of such Replacement Option, including conditions to and manner of exercising, will be the same as the Company Option so exchanged, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of a Company Option for a Replacement Option. Notwithstanding the foregoing, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option exchanged therefor, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option exchanged therefor.

The exchanges, transfers and cancellations provided for in this 0 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Purchaser Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.3	Fractional Shares

In no event shall any fractional Purchaser Shares be issued to Former Company Shareholders under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Former Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the nearest whole Purchaser Share and no Former Company Shareholder will be entitled to any compensation in respect of a fractional Purchaser Share.

3.4	Warrants

In accordance with the terms of each of the Company Warrants, each Company Warrantholder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrants, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Purchaser Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time on the Effective Date. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable warrant indenture or certificate, subject to any supplemental exercise documents issued by the Purchaser to holders of Company Warrants to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof.

Article 4
DISSENT RIGHTS

4.1	Dissent Rights

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) in respect of all Company Shares held by such holder as a registered holder thereof in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, all as modified by this Article 4, the Interim Order and the Final Order; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Company Shareholder who duly exercises its Dissent Rights and who:

(a)	is ultimately entitled to be paid fair value for the Company Shares in respect of which they have exercised Dissent Rights: (i) will be deemed not to have participated in the transactions in Article 3 (other than Article 3(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Company Shareholder had not exercised its Dissent Rights in respect of such Company Shares and (iv) will be deemed to have transferred and assigned their Company Shares (free and clear of all Liens) to the Purchaser pursuant to Article 3 in consideration for such fair value; or

(b)	is ultimately not entitled, for any reason, to be paid fair value for the Company Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights and shall be entitled to receive only the Consideration contemplated by Article 3(b) that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised its Dissent Rights.

In no case will the Purchaser, the Company or any other person be required to recognize any Dissenting Company Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Article 3(a), and each Dissenting Company Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in respect of which they have exercised Dissent Rights. The name of such Dissenting Company Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Article 3(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of Company Options; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any beneficial Company Shareholder.

Article 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver, or cause to be delivered, for the benefit of applicable holders of Company Shares a sufficient number of Purchaser Shares to the Depositary to satisfy the aggregate Consideration deliverable to the Company Shareholders in accordance with Article 3(b) (other than Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection or the Purchaser or any subsidiary of the Purchaser), which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary of a certificate or a DRS statement which immediately before the Effective Time represented one or more outstanding Company Shares that were transferred to the Purchaser in accordance with Article 3(b), together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate or DRS statement under the terms of such certificate or DRS statement, the BCBCA, the Securities Transfer Act (British Columbia) and the articles and notice of articles of the Company, the former holder of such Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, certificates or DRS statements representing the Consideration that such holder is entitled to receive in accordance with Article 3(b), less applicable withholdings pursuant to 5.4, and any certificate or DRS statement representing Company Shares so surrendered shall forthwith thereafter be cancelled.

(c)	Until surrendered as contemplated by 5.1(b), each certificate or DRS statement that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn or held by the Purchaser or any subsidiary of the Purchaser), shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration that the holder of such certificate or DRS statement is entitled to receive in accordance with 3.1, less applicable withholdings pursuant to 5.4.

(d)	After the Effective Time, each document formerly representing Company Options will be deemed to represent Replacement Options as provided in Article 3(c), provided that upon any transfer of such document formerly representing Company Options after the Effective Time, the Purchaser shall issue a new document representing the relevant Replacement Options and such document formerly representing Company Options shall be deemed to be cancelled.

(e)	No holder of Company Shares or Company Options shall be entitled to receive any consideration or entitlement with respect to such Company Shares or Company Options other than any consideration or entitlement to which such holder is entitled to receive in accordance with this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Article 3(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Former Company Shareholder has the right to receive in accordance with Article 3(b) and such Former Company Shareholder’s duly completed and executed Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made on or after the Effective Date with respect to the Purchaser Shares with a record date on or after the Effective Date shall be payable or paid to the holder of any unsurrendered certificates of DRS statements that, immediately prior to the Effective Time, represented outstanding Company Shares, until the surrender of such certificates or DRS statements in exchange for the Consideration issuable therefor pursuant to the terms of this Plan of Arrangement. Subject to applicable law and to 5.4, at the time of such surrender, there shall, in addition to the delivery of a DRS statement representing Purchaser Shares to which such Former Company Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date on or after the Effective Date theretofore paid with respect to such Purchaser Shares.

5.4	Withholding Rights

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct and withhold or direct any other person to deduct and withhold on their behalf, from any consideration otherwise payable, issuable or deliverable to any Company Shareholder or any other securityholder of the Company under this Plan of Arrangement or the Arrangement Agreement (including any payment to Dissenting Company Shareholders and Company Optionholders) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary, or any other person, as the case may be. For all purposes under this Plan of Arrangement and the Arrangement Agreement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary, or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary, or any other person that makes a payment under this Plan of Arrangement or the Arrangement Agreement, is hereby authorized to sell or otherwise dispose, on behalf of such person in respect of which a deduction or withholding was made, such portion of Consideration Shares or other securities otherwise deliverable to such person under this Plan of Arrangement or the Arrangement Agreement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 5.04, and shall remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 5.04.

5.5	Limitation and Proscription

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under 5.1 and 5.2 in order for such Former Company Shareholder to receive the Consideration to which such Former Company Shareholder is entitled to receive pursuant to Article 3(b), on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such Former Company Shareholder will be deemed to have donated and forfeited to the Purchaser or its successors any Consideration held by the Depositary in trust for such Former Company Shareholder to which such Former Company Shareholder is entitled and (b) any certificate representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, nor any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares and Company Options issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company Optionholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, or Company Options shall be deemed to have been settled, compromised, released and determined without liability of the Company or Purchaser except as set forth in this Plan of Arrangement.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Purchaser and the Company (subject to the Arrangement Agreement), (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Purchaser or the Company (subject to the Arrangement Agreement) have each consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Notwithstanding the foregoing provisions of this 6.1, any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval or communication to the Court or Company Shareholders, provided that it concerns a matter that, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Consideration and is not otherwise adverse to the economic interest of any Company Shareholder.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Article 8
US SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable efforts to ensure that, all Consideration Shares to be issued to Company Shareholders in exchange for their Company Shares under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions under applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE b
Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Anfield Energy Inc. (the “Company”), its shareholders and IsoEnergy Ltd. (“Purchaser”), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Schedule “[●]” to the Management Information Circular of the Company dated [●], 2024, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B.	The Arrangement Agreement dated as of October 1, 2024 between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time (the “Arrangement Agreement”), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

D.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-1

SCHEDULE C
PURCHASER Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A.	IsoEnergy Ltd. (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company (the “Common Shares”) as is necessary to allow the Company to acquire 100% of the issued and outstanding common shares of Anfield Energy Inc. (“Anfield”) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the “Plan of Arrangement”) in accordance with the arrangement agreement dated October 1, 2024 between the Company and Anfield (as it may be amended, modified or supplemented, the “Arrangement Agreement”), as more particularly described in the management information circular of the Company dated [●], 2024 including, but not limited to, the issuance of Common Shares upon the exercise of convertible securities of Anfield and the issuance of Common Shares for any other matters contemplated by or related to the Arrangement.

B.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company.

C.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

C-1

SCHEDULE D

[Redacted – commercially sensitive information].

D-1

SCHEDULE E

[Redacted – commercially sensitive information].

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